FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 11, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Financial Statements and Summary of Events

as of June 30, 2004

Independent Public Accountant´s Report

Macroeconomic overview – 2004 Second Quarter

International Scenario

The world economy exhibited a slight deceleration during the second quarter of 2004. In the United States the strong economic indicators recorded in the first quarter and at the beginning of the second quarter contrasted with the highly weaker data for June. The Federal Reserve increased the reference rate by 25 basis points late in June. The dollar, in turn, slightly appreciated against the Euro and the Yen compared to the first quarter of the year. Economic growth rates in Europe were once again meager, with higher exports and a weak private consumption. No changes in the monetary policy were made by the European Central Bank and the leading countries in the Euro area continue exceeding fiscal goals. The Japanese recovery continued, now with greater dynamism in the various economic components. The Chinese GDP growth remained high during the quarter, with a strong increase in investments despite the government’s attempts to moderate the same. However, certain bottlenecks are perceived and acceleration of the inflation rate persists.

During the quarter under review the price of oil continued its upward trend and exceeded the already high prices recorded in the first months of the year. The average price for the quarter exceeded US$38 per barrel, reaching highs at over US$40 per barrel. Though the price of oil per barrel fell towards the end of June, it rose continuously since July and hit new record highs at over US$ 44 in August. The OPEC unsuccessfully attempted to calm down the market by showing signs of increased supply with a staggering 25 million bbl/d increase in the quota. The sharp rise in the demand for crude oil, particularly from China, India and the United States, continued exerting pressure on prices. Such increase was also boosted by low stocks levels, operational problems at refineries, the driving season and changes in gasoline specifications in the United States. Iraq’s production was affected by the dramatic escalation of violence, even after establishment of an Iraqi interim government. Saudi Arabia was also affected by terrorist attacks. The terrorist threats to the United States and Europe added uncertainty to an already complex situation. Recently, the problems of the Russian Yukos oil company, with attachments levied against its assets for tax liabilities that would take the company to bankruptcy, increased the market’s fears about a possible production interruption (1.7 million bbl/d). The OPEC would not be in a position to replace it, since all its members, except for Saudi Arabia, are producing at their maximum capacity.

Argentina

In the second quarter of 2004, Argentina’s economic growth rate significantly moderated at about 5%, after exhibiting a very strong growth (11.2%) during the first quarter of the year. The industrial activity, one of the most dynamic GDP components, showed a similar deceleration, but always at higher rates (10.6% YoY increase in the second quarter). The use of the industry’s installed capacity continued growing, the aggregate indicator exceeding 70%, with several industries operating at close to maximum capacity.

The problems derived from the energy crisis, which particularly affected April production, did not worsen during the following months. The Argentine Government implemented several measures to prevent energy shortages from curbing the upward trend of the activity level such as: importing gas from Bolivia and electricity from Brazil, importing fuel oil from Venezuela to replace gas at powerhouses, restricting gas exports to Chile, creating fiduciary funds to expand electricity supply and perform works to increase gas transportation capacity, providing for a gas price recovery strategy and implementing a plan to reduce gas and electricity residential consumption. Following its success in the July referendum on gas exports the Bolivian Government entered into an agreement with the Argentine Government to increase sales to Argentina. The first pre-established increase in the well-head price for gas was implemented in May.

Gas production rose 5.4% in the first two months of the quarter compared to the same period of 2003. Conversely, oil production declined about 8% in the same period, while oil volumes processed fell only 2%. Domestic electricity generation increased 10.4% in 2004 quarter, and lower hydraulic and nuclear generation was offset by higher thermal power generation. Finally, the fuel price stability agreement was not extended and resulted in sales price increases. No significant progress has been made in the renegotiation of utility concession and privatization contracts. In some cases, the Government proposed certain agreements, including a one-time increase in 2005 and a comprehensive review in 2007, but such proposals were rejected by utility companies.

Throughout the second quarter, Argentine exports were favored by high international prices in spite of minimum variations (even negative as regards some items) in the evolution of sales volumes. Imports, in turn, continued growing at high rates, with increased capital goods purchases. The balance of trade, still highly favorable, is decreasing at a fast pace. Since the excess supply of dollars continued, the Central Bank and the Treasury kept on purchasing foreign currency to prevent the appreciation of the Argentine peso which stayed within the 2.80 and 3 per dollar range during the quarter under review. Capitalizing on the system’s high liquidity, the monetary authority continued successfully implementing its  reference interest rate reduction policy. However, a growing demand for CER-indexed instruments is observed, exacerbated by an accelerated domestic inflation over the last few months. Deposits in the financial system increased at a good pace and even the reduction in time deposits seen in the first months reversed despite low interest rates. Credit to the private sector continued recovering, heavily concentrated in current account advances.

Fiscal figures for the domestic public sector reached record highs with a P$12 billion accumulated primary surplus for the first semester (exceeding the original goals agreed with the IMF for the whole year). Negotiations with the IMF for the approval of the third revision of the program under way are currently at a standstill and a decision in such respect would not be made until September. As of this date, the Federal Executive did not succeed in imposing its federal revenue-sharing and fiscal responsibility bills. The Government disclosed new details on its proposal to restructure the defaulted debt and is currently taking the necessary steps before the relevant foreign control authorities in order to start the exchange before the end of the year. This new proposal, unlike the previous one (Dubai, 2003), recognizes interest due and unpaid before Argentina’s declaration of default on its foreign debt.

Latin America

Brazil

The Brazilian economy shows signs of acceleration in 2004. As per official data, 2004 first quarter indicators improved both in YoY terms (+2.7%) and as compared to the previous quarter (+1.6%), with a significant increase in exports, a slight recovery in consumption and improved gross capital expenditures. Recent data confirm that this trend will continue, with a strong growth in industrial activity and in retail sales in May, in addition to a remarkable fall in the unemployment rate between April and May (13.1% and 11.7%, respectively). The external sector also continues showing an excellent performance with a record trade surplus of 1.6% of the GDP (US$15 billion, 50% higher compared to previous year). This enables the country to improve its position with respect to foreign debt payments and more than offset the low direct foreign investment levels compared to previous years. Fiscal figures continued improving, prompted by an improved economic activity, increased tax pressure, higher inflation, public spending restrictions and a lower cost of debt as a consequence of reduced interest rates. In this way, the primary surplus accrued as of June is nearly 6% of the GDP and the fiscal deficit is approximately 2% (compared to 4.75% in the previous year). This improvement also resulted in a slight reduction in the public debt/GDP ratio. Inflationary pressures continued due to increased food prices, utility rates readjustment and fuel price readjustments attributable to oil and alcohol price increases. This situation, in addition to increased international interest rates, left little scope for the Central Bank to act and the Central Bank had to interrupt the reference interest rate reduction policy (Selic). Though market fears for increased international interest rates derived in a significant rise in the exchange rate during May and June (from an average of 2.90 reales per dollar in April to 3.13 in June), such exchange rate stabilized and is currently around 3.05 reales per dollar, and fears were dispelled by the strong fiscal and external improvement in Brazil.

In the political arena, municipal elections scheduled for October have been postponed. Congress will soon have to deal with key bills for the country’s growth, such as the Pension System Reform, the Central Bank autonomy, laws on Bankruptcy, public-private associations for infrastructure projects and the regulatory framework on energy.

In addition, the significant bilateral trade agreements, especially with China, the active role of Brazil in the WTO and in the next Mercosur-EU agreement are worth a mention.

Venezuela

As expected, the Venezuelan economy started the year with high YoY rates of approximately 30% during the first quarter but it should be noted that the basis for comparison is affected by the oil strike occurred last year. Oil production stagnated at approximately 2.5 million barrels/day due to the lack of capital expenditures on the part of the state-owned oil company PDVSA. Fiscal accounts continued being favored by the high crude oil prices and increased over 15% compared to the already high level recorded last year. The expansive monetary policy allowed for a continuous fall in interest rates and, in turn, in the public debt cost. The continuous expansive policy of public spending derived in negative ordinary results despite the strong improvement in revenues. The fiscal deficit (as well as increased public debt repayments) was financed with greater indebtedness which was basically domestic indebtedness. The country-risk remained between 550 and 600 basis points and international reserves increased significantly. The foreign exchange parallel market consolidated a downward trend, especially from June, closing at 2,623 bolívares per dollar, compared to a 3,000 and 3,100 range in the previous quarter. This effect was prompted by the increased supply due to higher crude oil prices, the expediting of foreign currency authorizations by the CADIVI, as well as by the issuance of public debt in dollars payable in bolivares and the reduced pressure in the political scenario on account of the Revocatory Referendum scheduled for August 15. The bill on foreign exchange crimes has recently prompted an increase to levels exceeding 2.700. Inflation remained at high levels over 20% YoY, in spite of price controls on account of devaluation.

Discussion and analysis of results of operations for the three-month period ended June 30, 2004 (“2004 quarter”) compared to the three-month period ended June 30, 2003 (“2003 quarter”).

Some amounts and percentages in this analysis are rounded and the totals in some tables may therefore not precisely equal the sums of the numbers presented.

The analysis below is based on the results of Petrobras Energía Participaciones S.A. consolidated with those of the companies controlled by Petrobras Energía Participaciones S.A.

Introduction

In compliance with the accounting standards applicable in Argentina, the Company has proportionately consolidated its assets, liabilities, income (loss) and cash flow with those of companies under joint control.

Distrilec Inversora S.A., Compañía de Inversiones de Energía S.A. (CIESA) and Citelec S.A. fall within the category of affiliates under joint control.

The Company did not consolidate proportionately equity interest in Citelec S.A. on account of the commitment assumed by Petrobras Energía S.A. to divest of such interest upon transfer of 58.62% of Petrobras Energía Participaciones S.A.’s shares to Petrobras.

CIESA and Distrilec are essentially utility companies whose core business has been adversely affected by the Public Emergency Law provisions. CIESA and its subsidiary TGS are currently in default of their financial indebtedness. The Company is under no obligation to financially support CIESA, TGS, nor Distrilec, and does not currently intend to do so. The Company has not received any dividends from these companies since 2001.

Accordingly, the Company’s Management evaluates the business performance considering separately the results of operations and financial condition of such companies. Likewise, this analysis excludes the proportional consolidation of the results of companies in which Petrobras Energía Participaciones S.A. holds joint control. Equity in earnings of affiliates under joint control is analyzed under “Equity in Earnings of Affiliates”.

The table below presents the results of Petrobras Energía Participaciones S.A. and its subsidiaries and companies under joint control for the three-month periods ended June 30, 2004 and 2003. In addition, the table below shows the same income statement excluding the effects of proportional consolidation. To such effect, the Company’s equity share in earnings of affiliates under joint control is recorded under “equity in earnings of affiliates”. Therefore, the income statement excluding proportional consolidation is not directly comparable to that included in the financial statements as of June 30, 2004.

 (in millions of pesos)

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

Net income: net income for the quarter under review accounted for a P$77 million loss compared to a P$255 million gain in the same period of previous year.

The operations for the period were developed within an international scenario favored by high crude oil prices, with a 32.1% rise in the international reference price (WTI), which fact allowed to increase crude oil average price by 26.7%, to 69.3 P$/bbl. Oil and gas sales volumes rose to 169.2 thousand barrels of oil equivalent per day or 5.2%, mainly as a result of higher production volumes in Venezuela and Ecuador, in line with the capital expenditures made which were primarily focused on extraction improvements and drilling of new wells.

Notwithstanding that, 2004 quarter results were adversely affected by the following:

*    P$187 million and P$40 million losses in 2004 and 2003 quarters, respectively, attributable to the  valuation at market value of derivative instruments accounted for as non-hedge. The beforementioned increase in the WTI curve resulted in a significant accounting loss to be offset at the time of realization of hedged production at market value (2004 second semester and 2005 fiscal year) with the consequent economic benefit.

*    The different evolution of the exchange rate in both quarters. While in 2004 second quarter the peso depreciated 3.8%, in the same quarter of previous year the peso appreciated 5.3%. The effect of such behaviors on the Company’s net borrowing position, without proportional consolidation, reflected a P$37 million exchange difference loss in 2004 quarter compared to a P$42 million exchange difference gain in 2003 quarter. Likewise, the different behavior of the exchange rate had an impact on equity in earnings of affiliates having a significant U.S. dollar-denominated net financial position, such as CIESA, TGS, Distrilec and Citelec.

*    The drop in the price of the shares of TGS and Citelec, resulting in an allowance for valuation of these investments at their recoverable value, accounting for a P$69 million loss.

*    The reduction in the refining gross margin to 3.8% in 2004 quarter from 16% in 2003 quarter, due to restrictions on passing through increased crude oil prices under the Price Stability Agreement.

Net sales: In 2004 quarter net sales increased P$325 million or 24.3% to P$1,661 million from P$1,336 million in 2003 quarter. Sales for 2004 quarter reflect P$114 million and P$132 million attributable to our share in the net sales of CIESA and Distrilec, respectively (net of intercompany sales in the amount of P$6 million). Net sales for 2003 quarter reflect P$218 million and P$109 million attributable to our share in the net sales of CIESA and Distrilec, respectively (net of intercompany sales in the amount of P$2 million).

Excluding net sales of Affiliates under Joint Control, 2004 quarter net sales increased P$402 million or 39.6% to P$1,417 million from P$1,015 million in 2003 quarter. The Oil and Gas Exploration and Production business segment recorded the highest net sales increase to P$820 million or 31.8%. In addition, net sales for the Refining business segment rose to P$417 million or 28.7% while net sales for the Petrochemicals business segment increased to P$397 or 47%. See “Analysis of Operating Income”.

Gross profit: Gross profit increased P$78 million or 14.7% to P$606 million in 2004 quarter from P$528 million in the same period of previous year. The 2004 quarter gross profit reflects P$55 million and P$24 million attributable to our share in the gross profit of CIESA and Distrilec, respectively. The 2003 quarter gross profit reflects P$102 million and P$21 million attributable to our share in the gross profit of CIESA and Distrilec, respectively.

Without proportional consolidation, gross profit for 2004 quarter increased P$122 million or 30.1% to P$527 million, from P$405 million, mainly as a result of the 52.1% increase in the Oil and Gas Exploration and Production gross profit to P$426 million. See “Analysis of Operating Income”.

Administrative and selling expenses: Administrative and selling expenses rose to P$137 million or 3% in 2004 quarter. The 2004 quarter administrative and selling expenses reflect P$2 million and P$17 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively. The 2003 quarter administrative and selling expenses reflect P$10 million and P$15 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased to P$118 million or 9.2%. See “Analysis of Operating Income”.

Other operating income (expense), net: other operating income (expense), net accounted for P$60 million and P$2 million losses in both quarters, respectively. Other operating income (expense), net in 2004 quarter reflects a P$2 million gain attributable to our share in other operating income (expense), net of Distrilec, while no significant results were recorded in CIESA. In 2003 quarter, other operating income (expense), net reflects P$1 million and P$5 million losses, attributable to our share in other operating income (expense), net of CIESA and Distrilec, respectively.

Without proportional consolidation, other operating income (expense), net accounted for a P$62 million loss in 2004 quarter compared to a P$4 million gain in 2003 quarter. See “Analysis of Operating Income”.

Operating income: operating income increased P$19 million or 4.8% to P$409 million from P$390 million. Operating income for 2004 quarter reflects P$53 million and P$9 million attributable to our share in the operating income of CIESA and Distrilec, respectively. In 2003 quarter, operating income reflects P$91 million and P$1 million attributable to our share in the operating income of CIESA and Distrilec, respectively.

Without proportional consolidation, operating income rose to P$347 million or 16.4%, mainly due to the 25.1% increase to P$319 million in operating income for the Oil and Gas Exploration and Production business segment . See “Analysis of Operating Income”.

Equity in earnings of affiliates: Equity in earnings of affiliates accounted for a P$15 million loss in 2004 quarter compared to a P$53 million gain in 2003 quarter.

Without proportional consolidation, equity in earnings of affiliates and companies under joint control accounted for a P$99 million loss in the period under review compared to a P$140 million gain in the same period of previous year. See “Analysis of Equity in Earnings of Affiliates”.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) reflect a P$411 million loss in 2004 quarter compared to a P$186 million gain in the same period of previous year. Financial income (expense) and holding (gains) losses reflect P$92 million and P$11 million losses in 2004 quarter attributable to our share in the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively. Financial income (expense) and holding gains (losses) for 2003 quarter reflect P$265 million and P$15 million gains attributable to our share in the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively.

Without proportional consolidation, financial income (expense) and holding gains (losses) increased 228%, accounting for P$308 million and P$94 million losses in 2004 and 2003 quarters, respectively. This increase is mainly attributable to the following:

*    The 11% increase in the future curve of crude oil price in 2004 quarter, compared to the 1.8% rise in 2003 quarter, which resulted in losses attributable to the valuation at market value of derivative instruments accounted for as non-hedge in the amount of P$187 million and P$40 million in 2004 and 2003 quarters, respectively.

*   The different evolution of the exchange rate in both quarters: 3.8% depreciation of the peso in 2004 quarter and 5.3% appreciation of the peso in 2003 quarter. Given the U.S. dollar-denominated net borrowing position, the 2004 quarter reflects a P$37 million exchange difference loss compared to a P$42 million exchange difference gain in 2003 quarter.

Net interest expense totaled P$99 million and P$100 million in 2004 and 2003 quarters, respectively. In 2004 quarter, the 4.2% decline in U.S. dollar-denominated average indebtedness allowed to offset the effects of the higher average exchange rate.

Other (expenses) income, net: Other (expenses) income, net accounted for P$47 million and P$234 million losses in 2004 and 2003 quarters, respectively.

In 2004 quarter, excluding other expenses, net of Affiliates under Joint Control and the effects of proportional consolidation, other income (expense), net accounted for a P$3 million gain compared to a P$60 million loss in 2003 quarter. Results for 2003 quarter mainly reflect the following: (i) a P$39 million impairment charge attributable to operations in Ecuador, and (ii) a P$11 million impairment charge attributable to the Faro Vírgenes area.

Income tax: Income tax accounted for a P$29 million loss in 2004 quarter compared to a P$35 million gain in 2003 quarter. The income tax charge for 2004 quarter reflects P$4 million and P$4 million losses attributable to our share in the income tax of CIESA and Distrilec, respectively. The income tax provision for 2003 quarter reflects an P$11 million loss attributable to our share in the income tax of Distrilec and a P$67 million gain attributable to our share in the income tax of CIESA.

Without proportional consolidation, income tax accounted for a P$21 million loss in both periods.

Analysis of Operating Income

Oil and Gas Exploration and Production

Operating income: In 2004 quarter operating income for the Oil and Gas Exploration and Production business unit increased P$64 million or 31.4% to P$319 million from P$255 million in the same period of previous year.

This increase is mainly attributable to the 25.3% increase in average sales prices of oil equivalent, resulting from (i) the 32.1% rise in the international reference price (WTI) and (ii) absence of hedged volumes during this period. The 5.2% increase in sales volumes of oil equivalent also had an impact on the above mentioned effects.

However, the above effects were partially offset by charges attributable to the “ship or pay” oil transportation contract the Company entered into with OCP. In such respect, the Company entered into a contract with OCP under which OCP has committed to provide us with a shipping capacity of 80,000 barrels per day for a 15-year term as from November 10, 2003. The Company must pay the full fee, regardless of the crude oil volume actually transported. The pertinent charges are invoiced on a monthly basis and charged to income when accrued.

Operating income for this business segment is broken down as follows:

Net sales: net sales for 2004 quarter rose P$198 million or 31.8% to P$820 million from P$622 million in 2003 quarter.

This increase mainly derived from the 25.3% rise in average sales prices of oil equivalent and, to a lesser extent, from the 5.2% increase in oil equivalent sales volumes.

Combined oil and gas daily sales volumes rose to 169.2 thousand boe in 2004 second quarter from 160.9 thousand boe, mainly as a consequence of increased production volumes in Venezuela and Ecuador, and in line with the capital expenditures made which were primarily focused on extraction improvements and drilling of new wells.

Oil sales volumes increased to 119.1 thousand bbl/d or 5.3% in 2004 quarter from 113.1 thousand bbl/d in 2003 quarter. Gas sales volumes increased to 300.9 million cubic feet per day or 5% from 286.6 million cubic feet in the same period of previous year.

Argentina

Sales attributable to operations in Argentina increased to P$447 million or 27.3% from P$351 million in the same period of previous year.

The average sales price per barrel of oil increased to P$85.1 or 37.3% in 2004 quarter from P$62. Gas sales prices increased to P$1.99 per million cubic feet or 32.9% from P$1.50 per million cubic feet, as a consequence of the renegotiation of agreements with third parties in unregulated markets and internal transfer prices negotiated with the Electricity business segment.

Sales volumes of oil equivalent decreased to 89.4 thousand boe or 4.1% in 2004 quarter from 93.2 thousand boe. Oil sales volumes decreased to 52.4 thousand bbl/d or 7.1% in 2004 second quarter as a consequence of the fields natural decline and the sale of Catriel Oeste oilfield, executed during 2003 third quarter. Daily gas sales volumes slightly increased to 222.1 million cubic feet or 0.8% in 2004 quarter.

Outside of Argentina

Combined oil and gas sales outside of Argentina increased to P$373 million or 37.6% in 2004 quarter from P$271 million in the same period of previous year. Total oil and gas sales volumes increased to 79.8 thousand boe per day or 17.9%. Crude oil average sales price increased to P$56.9 per barrel or 20% from P$47.4 in 2003 quarter.

Venezuela

Oil and gas sales for 2004 second quarter increased P$39 million or 26.8% to P$184 million from P$145 million in the same period of previous year. Crude oil average sales price per barrel increased to P$41.9 or 9.7% in 2004 quarter from P$38.2 in 2003 second quarter mainly as a result of the rise in the international reference price.

Daily sales volumes of oil equivalent increased to 52.0 thousand barrels or 18.4% in 2004 quarter from 43.9 thousand barrels in 2003 quarter. Drilling of new productive wells as well as the performance of workover activities by the end of 2003 and early in 2004 in Oritupano Leona and La Concepción oilfields allowed to increase production volumes.

Ecuador

Total sales for 2004 quarter rose to P$54 million or 237.5% from P$16 million in 2003 quarter.  The growing development of Block 18, with capital expenditures that allowed to double productive wells in 2004 quarter compared to 2003 quarter, resulted in a 135.7% increase in crude oil daily sales volumes in 2004 quarter, net of the Government’s interest, which amounted 6.6 thousand bbl/d at a price of P$89.2 per barrel.

Peru

Oil and gas sales for 2004 second quarter increased to P$106 million or 29.3% from P$82 million in 2003 quarter. Oil sales price rose to P$100.3 per barrel or 36.8% from P$73.3 per barrel in 2003 quarter as a consequence of the increase in the international reference price.

In 2004 second quarter, oil and gas daily volumes delivered declined to 12.6 thousand boe per day or 3.8% compared to 13.1 thousand boe per day.

Bolivia

In 2004 quarter oil and gas sales increased to P$28 million or 3.7% from P$27 million in 2003 quarter. Combined oil and gas daily sales volumes increased to 8.7 thousand boe or 10.1% from 7.9 thousand boe in 2003 quarter. Gas sales price declined to P$4.8 per thousand cubic feet or 7.0% from P$5.1 per thousand cubic feet in the same period of previous year.

Gross profit: gross profit for the oil and gas exploration and production business segment increased P$146 million or 52.1% to P$426 million in 2004 quarter from P$280 million. Gross margin on sales increased to 52% from 45% in 2003 quarter. The rise in gross profit mainly derived from the beforementioned increase in sales prices and volumes.

Administrative and selling expenses: administrative and selling expenses in 2004 quarter increased P$3 million or 7% to P$46 million from P$43 million in 2003 quarter. This increase is mainly attributable to the impact derived from increased sales volumes in Ecuador.

Exploration expenses: no significant exploration expenses were recorded in the period under review. Exploration expenses for the same period of previous year totaled P$3 million.

Other operating income (expense), net: other operating income (expense) net for 2004 quarter accounted for a P$61 million loss compared to a P$21 million gain in 2003 quarter. The 2004 quarter reflects a P$49 million loss derived from the unused transportation capacity relating to the Ship or Pay Contract in Ecuador, and P$17 million attributable to environmental remediation expenses.

Hydrocarbon Marketing and Transportation

Operating income: operating income for the Hydrocarbon Marketing and Transportation business segment totaled P$63 million and P$97 million in 2004 and 2003 quarters, respectively. Operating income reflect P$53 million and P$91 million gains in 2004 and 2003 quarters attributable to our share in the operating income of CIESA. Excluding proportional consolidation, operating income totaled P$10 million and P$6 million in 2004 and 2003 quarters, respectively.

Operating income for this business segment, excluding proportional consolidation of CIESA, is broken down as follows:

(in millions of pesos)

As from 2004 fiscal year, allocation of product sales among business units has been subject to a series of changes. As a result, the Hydrocarbon Marketing and Transportation business unit markets the gas produced in Argentina by the Company and the liquids obtained through gas processing, which products are transferred from the Oil and Gas Exploration and Production business segment at market value. In addition, the business segment’s operations include gas and LPG brokerage services while as from the current fiscal year oil brokerage operations are marketed by the Refining business segment.

In 2004 quarter, sales revenues significantly climbed to P$100 million from P$17 million in 2003 quarter, due to the marketing changes mentioned above. This results in a P$4 million increase in gross profit in 2004 quarter compared to 2003 quarter.

In 2004 quarter, revenues from the sale of gas and liquids produced by the Company totaled P$40 million and P$51 million, respectively. Sales volumes of gas produced by the Company in Argentina totaled 213.4 million cubic feet per day and liquids sales volumes totaled 60.4 thousand tons.

Gas and LPG brokerage services accounted for sales revenues of P$9 million and P$17 million in 2004 and 2003 second quarters, respectively.

Other operating income (expense), net: Other operating income (expense), net totaled P$3 million in both periods, mainly attributable to advisory services provided to TGS’s technical operator.

Refining

(in millions of pesos)

Operating income:  operating income for the Refining business segment accounted for P$1 million and P$35 million gains in 2004 and 2003 quarters, respectively. The business contribution margin significantly declined during 2004 due to the rise in WTI crude oil prices under the Price Stability Agreement.

As from 2004 fiscal year, allocation of product sales among business units has been subject to a series of changes. As a result, as from this fiscal year the Refining business segment markets oil brokerage operations, which were previously marketed by the Hydrocarbon Marketing and Transportation business unit. These operations accounted for P$10 million sales revenues in the period under review, with a P$1 million contribution margin.

Gross profit: gross profit fell P$36 million or 69% to P$16 million in 2004 second quarter from P$52 million and gross margin decreased to 3.8% in 2004 quarter from 16% in 2003 quarter. Under the Price Stability Agreement, in 2004 quarter crude oil average cost increased to P$93.7 per barrel or 27.7% in 2004 quarter from P$73.4 per barrel.

Net sales: net sales for refined products increased P$93 million or 28.7% to P$417 million in 2004 quarter from P$324 million in 2003 quarter, boosted by higher prices of the products sold by the Company, the 3% average increase in volumes and the incorporation of oil brokerage operations in 2004 quarter.

Crude oil volumes processed fell to 29,500 bbl/d or 19.7% in 2004 second quarter, due to plant shutdowns for maintenance works at toppings I and II. This effect, however, was mitigated by increased operational integration with the Oil and Gas Exploration and Production business segment. In such respect, the option to prioritize crude oil processing has allowed to capitalize on the important competitive advantages derived from complementation with the activities performed by EG3, a company controlled by Petrobras.

In addition, in line with the goal of maximizing marketing margins, the Company adopted changes in the mix of the products it sells and its distribution channels. In such respect, domestic sales increased 8% in 2004 quarter, mainly due to diesel oil and gasoline sales to other oil companies while export volumes fell 5% compared to 2003 quarter.

Total diesel oil sales volumes rose 6% to 246 thousand cubic meters, with a 5% increase in the domestic market and an 11% growth in exports, especially to Paraguay. The sales increase in Argentina is mainly boosted by higher sales to domestic oil companies, particularly EG3. The Company’s market share for the period under review was 3.3% (4.4% in the same period of previous year).

Total gasoline sales volumes rose 52% due to the 64% increase in sales to the domestic market, offset by lower export sales. The domestic sales increase was boosted by increased sales to oil companies operating in Argentina, particularly EG3. The Company’s market share was 3.5% in 2004 quarter and 3% in 2003 quarter.

Asphalts sales volumes grew 13%. Domestic market sales increased 22% due to a rise in road construction which resulted in a 6% shrinkage in exports, especially to Paraguay.

As regards the other products, sales volumes for the reformer plant byproducts grew 25% mainly due to increased domestic sales while aromatics and paraffins sales volumes declined 54% and 7%, respectively, mainly due to reduced domestic sales.

Sales average prices increased 17%, 61%, 9%, 42%, 6% and 24% for diesel oil, benzene, asphalts, paraffins, gasoline and heavy distillates, respectively, mainly due to the effect of the significant rise in crude oil international prices.

Other operating income (expense), net: No other operating income (expense), net was recorded in 2004 quarter, while operating income (expense), net for 2003 quarter accounted for a P$3 million loss attributable to environmental remediation expenses.

Petrochemicals

International Scenario

The styrenics business in the period under review was characterized by high international prices both of finished products and raw materials. Along these lines, styrene and polystyrene prices increased approximately 36% and 40%, respectively, compared to the same period of previous year. However, since the price of benzene, which is the main raw material, rose 83% in line with the crude oil price increase, spreads (i.e. the difference between sales price and raw material cost) for styrenics in the international market were lower compared to 2003 quarter. The spread for styrene decreased 48% and the spread for polystyrene fell 4%.

Regarding the fertilizers business, urea international prices rose 14% from an average of US$127 per ton in 2003 quarter to US$145 per ton in 2004 quarter. This was attributable to an increased demand from the southeastern region of Asia as well as to a lower global supply as a result of the high cost of natural gas in the major manufacturing centers of urea around the world.

The table below shows the Company’s operating income for the Petrochemicals business segment:

(in millions of pesos)

Operating income: operating income for 2004 second quarter increased P$13 million or 39.4% to P$46 million from P$33 million in the same period of previous year mainly due to improved styrenics sales volumes in Brazil, which offset lower contribution margins.

Net sales: Net sales for 2004 quarter increased P$127 million or 47% to P$397 million from P$270 million in the same period of previous year.

*        Styrenics - Argentina:

In Argentina, styrenics sales volumes increased P$35 million or 32.1% to P$144 million in 2004 quarter from P$109 million in 2003 quarter.

Average sales prices in pesos were 16% higher in 2004 quarter compared to 2003 quarter with increased international prices in U.S. dollars compared to 2003.

Styrenics sales volumes totaled 47.6 thousand tons, 14% higher compared to 2003 quarter, mainly as a result of 40%, 10% and 4% average increases in polystyrene, styrene and synthetic rubber sales volumes, respectively, boosted by increased sales to the domestic market. The same period of previous year was affected by the impact of the war in Iraq which resulted in a drop in plastics consumption both in Argentina and the rest of the world.

Reflecting the Argentine market recovery, changes were adopted in the sales channels prioritizing positioning in the domestic market over exports. Styrene and polystyrene domestic sales grew 62% and 48%, respectively, and resulted in a 3% shrinkage in styrene exports. Synthetic rubber sales volumes increased an average of approximately 9% in the domestic market, due to an increased demand for products derived from substitution of imported manufactured products and increased exports of pneumatics.

*       Styrenics - Brazil:

Innova sales increased P$59 million or 60.8% to P$156 million in 2004 quarter from P$97 million in 2003 quarter.

Total sales volumes rose 51%. The increased demand in Brazil as a consequence of a recovery in the economic activity and the rebuilding of inventory levels boosted a 50% increase in domestic sales to 51 thousand tons in 2004 quarter from 34 thousand tons in 2003 quarter. Styrene and polystyrene sales volumes in the domestic market rose 35% and 57%, respectively. Polystyrene exports grew 223%, mainly to the USA and Africa and totaled 4,500 tons.

Innova sales prices for 2004 second quarter recorded an average rise of 5%. The increased competitiveness of the Brazilian market and the competitive pressures of substitute product prices, such as polypropylene, significantly offset the impact of the rise in international prices.

*        Fertilizers:

Fertilizers sales in 2004 second quarter climbed P$33 million or 50.8% to P$98 million from P$65 million as a consequence of the combined effect of (i) a 37% increase in sales volumes as a result of the strong recovery of the farming industry, and the commercial restructuring which allowed for the expansion of sales areas and (ii) an 8% price increase in line with the international reference price.

Gross profit: Gross profit increased P$12 million or 20% to P$72 million in 2004 quarter from P$60 million in 2003 quarter. Gross margin on sales decreased to 18.1% in 2004 quarter from 22.2% in 2003 quarter.

*        Styrenics - Argentina:

Gross profit totaled P$29 million in 2004 and 2003 quarters. Gross margin fell to 20.1% from 26.6%, mainly as a result of increased costs derived from the rise in benzene prices.

*        Styrenics - Brazil:

Gross profit for styrenics in Brazil increased P$10 million or 90.9% to P$21 million in 2004 quarter from P$11 million in 2003 quarter. Gross margin on sales increased to 13.5% from 11.3% as a consequence of the significant improvement in sales volumes.

*         Fertilizers:

Gross profit for fertilizers increased P$2 million or 10% to P$22 million from P$20 million in 2003 quarter while gross margin declined from 30.8% to 22.4%. The increase in gross profit was attributable to significant sales volumes and improved prices, which effects allowed to offset the incidence of resale import products with costs higher than those of the Company’s own manufactured products, and to the increase in the gas rate.

Administrative and selling expenses: Administrative and selling expenses increased to P$28 million from P$25 million mainly as a consequence of higher selling expenses incurred by Innova.

Electricity

Operating income: Operating income for the Electricity business segment increased P$12 million to P$40 million from P$28 million. Operating income reflects P$4 million and P$1 million gains for 2004 and 2003 quarters, respectively, attributable to our share in Distrilec’s operating income. Excluding proportional consolidation, operating income increased P$9 million to P$36 million in 2004 period from P$27 million in 2003 period, mainly due to increased generation activity margins.

The table below shows the Company’s operating income for the Electricity business segment, excluding the effects of the proportional consolidation of Distrilec:

(in millions of pesos)

Electricity generation

Net sales from generation: Net sales from electricity generation increased P$11 million or 20% to P$66 million in 2004 quarter from P$55 million in 2003 quarter as a consequence of the combined effect of a 16% increase in sales volumes and a 4% slight improvement in energy sales prices.

Net sales attributable to Genelba Power Plant increased P$7 million or 15.2% to P$53 million in 2004 quarter from P$46 million in 2003 quarter due to the increase in energy delivered to the wholesale electricity market in answer to the 9% rise in the demand for energy and to a higher demand from thermal plants on account of the lower water flow contribution at the Uruguay River basin during 2004 quarter, compared to the high water supply scenario in 2003 quarter. In addition, in 2004 quarter Genelba Power Plant had a higher share in thermal generation since due to its gas supply contract modality, the plant operations were not affected by the lower gas availability as was the case with other thermal power plants. As a result of the above mentioned, energy delivered increased to 1,193 GWh or 11.8% in 2004 quarter from 1,067 GWh in 2003 quarter. During 2004 quarter, scheduled major maintenance works were performed according to the manufacturer’s specifications, which fact had an impact on the Power Plant’s availability factor which fell to 78.5% or 14.9% in 2004 quarter from 93.4% in 2003 quarter. However, and evidencing the higher demand for energy deliveries due to the Power Plant’s competitive advantages, the plant factor grew to 77.8% in 2004 quarter from 63.7% in 2003 quarter. The average monomic price of energy and power delivered increased to P$44.3 per MWh or 3.5% in 2004 quarter from P$42.8 per MWh in 2003 quarter, due to the payment of additional compensation for guaranteed supply to the electricity market, reflecting higher sales in the amount of P$7 million in 2004 quarter and P$4 million in 2003 quarter, and energy deliveries by less efficient machines at higher market prices as a result of the gas supply situation described above.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex climbed P$4 million or 50% to P$12 million in 2004 quarter from P$8 million, as a result of a strong increase in generation volumes and improved sales prices. Though in 2004 quarter mean flows of the Limay and Collón Curá rivers were 10% higher compared to 2003 quarter, energy delivered by Pichi Picún Leufú increased to 289 GWh or 33.3% in 2004 quarter from 217 GWh in 2003 quarter, mainly as a result of consumption of water stored in the hydroelectric plant’s upper reservoir for the purpose of replacing thermal supply which was not available due to fuel supply problems. The monomic price rose to P$41.4 per MWh or 10.1% in 2004 quarter from P$37.6 per MWh in 2003 quarter.

Gross profit: Gross profit for the generation business increased to P$31 million in 2004 quarter from P$22 million in 2003 quarter, mainly as a result of increased sales volumes and improved prices in the wholesale electricity market.

Administrative and selling expenses: Administrative and selling expenses for the generation activity totaled P$1 million and P$2 million, respectively.

Other operating income (expense), net: Other operating income (expense), net are mainly attributable to income from advisory services we provide to Edesur S.A.’s technical operator which totaled P$4 million in 2004 quarter and  P$6 million in 2003 quarter.

Equity in earnings of Affiliates:

Equity in earnings of affiliates: Equity in earnings of affiliates accounted for a P$15 million loss in 2004 quarter compared to a P$53 million gain in 2003 quarter.

Without proportional consolidation, equity in earnings of Affiliates and companies under Joint Control accounted for a P$99 million loss in 2004 quarter compared to a P$140 million gain in 2003 quarter.

The table below presents equity in earnings of affiliates of Petrobras Energía Participaciones S.A., subsidiaries and companies under joint control for the three-month periods of 2004 and 2003. In addition, the table presents equity in earnings of affiliates excluding the effects of the proportional consolidation of CIESA and Distrilec.

TGS: In 2004 second quarter, equity in earnings of TGS accounted for a P$9 million loss compared to a P$32 million gain in 2003 quarter. The 2004 quarter results reflect a P$5 million allowance for valuation of this investment at its recoverable value while a P$16 million reversal is recorded in such respect in 2003 quarter.

Regarding the U.S. dollar-denominated net borrowing position, the exchange rate behavior resulted in a P$148 million financial expense and holding loss compared to a P$88 million financial income and holding gain in 2003 quarter.

In 2004 second quarter, TGS’s operating income increased P$16 million to P$121 million, mainly as a consequence of increased marketing margins of NGL (activity not regulated by the ENARGAS), capitalizing on higher international prices. In addition, sales for the gas transportation segment rose P$3 million due to an increased provision of services compared to 2003 quarter attributable to the execution of new firm transportation agreements (as a result of the optimization of the gas pipeline network early in 2004 and the use of available capacity on the gas pipeline) and as a consequence of an increased demand for interruptible transportation services.

CIESA: In 2004 second quarter, equity in earnings of CIESA accounted for a P$77 million loss compared to a P$53 million gain in 2003 quarter. Results for both quarters reflect P$45 million and P$22 million allowances, respectively, for valuation of this investment at its recoverable value.

As regards the U.S. dollar-denominated net borrowing position, the above mentioned behavior of the exchange rate resulted in a P$33 million financial expense and holding loss in 2004 quarter compared to a P$122 million financial income and holding gain in 2003 second quarter.

CIESA’s equity in earnings of TGS accounted for a P$30 million loss in 2004 quarter compared to a P$124 million gain in 2003 quarter. See “TGS”.

Citelec/Transener: In 2004 second quarter, equity in earnings of Citelec accounted for a P$38 million loss compared to a P$38 million gain in 2003 quarter. The 2004 quarter results reflect a P$19 million allowance for valuation of this investment at its recoverable value, while a P$18 million reversal is recorded in such respect in 2003 quarter.

The variation in results is mainly attributable to the effect of the depreciation of the peso on the U.S. dollar-denominated net borrowing position, accounting for a P$69 million financial loss in 2004 quarter compared to a P$38 million gain in 2003 second quarter.

Operating income remained unchanged in both quarters (P$9 million).

Distrilec/Edesur: equity in earnings of Distrilec accounted for a P$7 million loss in 2004 second quarter compared to a P$2 million gain in 2003 quarter.

As regards the U.S. dollar-denominated net borrowing position, the behavior of the exchange rate accounted for a P$23 million financial expense and holding loss in 2004 quarter compared to a P$32 million gain in 2003 second quarter.

In 2004 second quarter, Distrilec’s operating income increased to P$19 million from P$2 million in 2003 quarter, as a result of a 9% rise in the demand for energy, and an 11% increase in the average sales price of energy, partially offset by a 21% increase in costs attributable to the seasonal rise in the price of energy.

Empresa Boliviana de Refinación: In 2004 second quarter, equity in earnings of Empresa Boliviana de Refinación accounted for a P$12 million gain compared to a P$5 million loss in 2003 quarter. This increase is attributable to improved margins derived from processing of reconstituted crude.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the six-month periods ended June 30, 2002, 2001 and 2000 does not have retroactive effect under the new professional accounting standards.

LISTED PRICE OF THE COMPANY’S SHARE

STATISTICAL DATA OF PETROBRAS ENERGIA

JOSE EDUARDO de BARROS DUTRA
Chairman

CONSOLIDATED STATEMENTS OF INCOME

	2004	2003
Net sales	3,106	2,539
Costs of sales (Note 22.c)	(1,916)	(1,537)
Gross profit	1,190	1,002
Administrative and selling expenses (Note 22.e)	(280)	(266)
Exploration expenses (Note 22.e)	(81)	(16)
Other operating expenses, net (Note 17.c)	(104)	(12)
Operating income	725	708
Equity in earnings of affiliates (Note 9.b)	22	65
Financial income (expense) and holding gains (losses)		
Generated by assets:		
Interest	19	41
Exchange difference	25	(197)
Loss due to exposure to inflation	-	(26)
Holding gains (losses)	19	(9)
Holding gains (losses) and income from sale of listed shares and government securities	52	36
Other financial income, net	(5)	-
	110	(155)
Generated by liabilities:		
Interest	(313)	(317)
Exchange difference	(58)	726
Gain due to exposure to inflation	-	65
Indexation	-	(2)
Derivatives	(365)	(92)
Other financial expense, net	(43)	(48)
	(779)	332
Other expenses, net (Note 17.d)	(40)	(288)
Income before income tax and minority interest in subsidiaries	38	662
Income tax provision	(22)	(62)
Minority interest in subsidiaries	(11)	(185)
Net income	5	415
Earnings per share - Stated in Argentine pesos	0.002	0.196

The accompanying notes are an integral part of these consolidated financial statements.

	2004	2003
CURRENT ASSETS		
Cash	100	153
Investments (Note 9.a)	1,296	802
Trade receivables	979	886
Other receivables (Note 17.a)	783	861
Inventories (Note 8)	386	319
Other assets	5	3
Total current assets	3,549	3,024
NONCURRENT ASSETS		
Trade receivables	34	36
Other receivables (Note 17.a)	165	131
Inventories (Note 8)	56	61
Investments (Note 9.a)	1,304	1,284
Property, plant and equipment (Note 22.a)	11,038	11,238
Other assets	40	43
Total noncurrent assets	12,637	12,793
Total assets	16,186	15,817
CURRENT LIABILITIES		
Accounts payable	899	741
Short-term debt (Note 12)	3,402	3,204
Payroll and social security taxes	71	93
Taxes payable	122	172
Reserves (Note 14)	31	44
Other liabilities (Note 17.b)	371	379
Total current liabilities	4,896	4,633
NONCURRENT LIABILITIES		
Accounts payable	9	7
Long-term debt (Note 12)	5,116	5,098
Payroll and social security taxes	11	6
Taxes payable	9	11
Other liabilities (Note 17.b)	318	262
Reserves (Note 14)	67	75
Total noncurrent liabilities	5,530	5,459
Total liabilities	10,426	10,092
TRANSITORY DIFFERENCES		
Measurement of derivative financial instruments designated as effective hedge	(8)	(18)
Foreign currency translation	(47)	(56)
Total transitory differences	(55)	(74)
MINORITY INTEREST IN SUBSIDIARIES	977	966
SHAREHOLDERS' EQUITY (Per respective statements)	4,838	4,833
	16,186	15,817

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

 1.   Business of the Company and change of corporate name

Petrobras Energía Participaciones S.A. is an integrated energy company, focused on oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarboons. It has business in Argentina, Bolivia, Brazil, Ecuador, Peru and Venezuela. Petrobras Energía Participaciones has a significant share of the regional energetic market.

The Company’s Special and Regular Shareholders’ Meeting held on April 4, 2003, approved the change of corporate name from Perez Companc S.A. to Petrobras Energía Participaciones S.A. This change in corporate name remained subject to the Comisión Nacional de Defensa de la Competencia (CNDC, Argentine anti-trust authorties) approving the transaction whereby Petrobras Participacoes SL purchased stock representing a majority interest in the Company.

In addition, the Regular and Special Shareholders’ Meeting of Petrobras Energía S.A. held on April 4, 2003, approved the change of corporate name from Pecom Energia S.A. to Petrobras Energía S.A, also subject to the approval mentioned above.

The CNDC approved the transaction on May 13, 2003. Pursuant to this resolution, Petrobras Energía undertook to divest of all of its equity interest in Transener S.A., in accordance with Law No. 24,065 that provides the Electric Power Regulatory Framework; such process is subject to supervision by the ENRE and the approval of the Federal Department of Energy. There is not period established to disinvest.

On July 4, 2003, the IGJ (regulatory agency of business associations) granted its approval for and registered both changes of corporate name, which were also approved by the CNV on June 9, 2003.

2.    Basis of presentation

Petrobras Energía Participaciones S.A. consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“Comisión Nacional de Valores” or “CNV”) and except for the matters described in Note 3, with Accounting Principles Generaly Accepted in Buenos Aires City, Argentina (“Argentine GAAP”).

Certain accounting principles applied by the Company do not conform with U.S. generrally accepted accounting principles ("U.S. GAAP"). The difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones“ or “the Company”) has consolidated line by line its financial statements with the financial statements of the companies over which Petrobras Participaciones exercises exclusive and joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately all minority interests in the subsidiaries. Related  party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the subsidiary under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the subsidiary’s assets, liabilities, income (loss) and cash flows. Related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the controlling company.

The data about the companies over which the Company exercises control, joint control and significant influence are disclosed in Note 22.f).

The companies under joint ownership are Distrilec Inversora S.A., Compañía de Inversiones de Energía S.A., and Citelec S.A. The Company has not consolidated proportionately the interest in Citelec S.A. under the disinvestment commitment of such interest assumed by Petrobras Energia S.A. upon the transfer of 58.62% of the shares of Petrobras Energía Participaciones S.A. to Petrobras.

b) Foreing Currency translation

The Company applies the translation method established by Technical Resolution no. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated” to the Company’s transactions in Argentina.  Such transactions are not an extension of the Company’s transactions due to, among others, the following reasons:

 a)   transactions with the Company are not a high proportion of the entity’s activities abroad;

 b)  activities of foreign business are partially financed with funds from its own transactions and with local loans;

 c)  sales, workforce, materials and other costs of goods and services related to transactions abroad are settled mainly in a currency other than the currency of the investor’s financial statements; and

 d)  Company’s cash flows are independent from the day-to-day activities of the foreign business and are  not directly affected by the size or frequency of the activities of foreign business.

Upon applying the translation method, first the foreign transaction are remeasured into US dollars (functional currency for such transactions), as follows:

*    Assets and liabilities stated at current value are converted at the closing exchange rates.

*    Assets and liabilities measured at historical values and the income (loss) are converted at historical exchange rates.

*     Remeasurement results are recognized in the results for the period.

 After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

*    Assets and liabilities are translated by using the closing exchange rate.

*    Income (loss) is translated at the historical exchange rates.

The translation effect arising from the translation of the financial statements is disclosed in the “Transitory differences – foreign currency translation” account.

The above also applies to exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in the foreign entity.

c) Restatement in constant money

The Company presents its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995.  As from September 1, 1995, under CNV General Resolution No. 272, the Company interrupted the use of such method maintaining the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended as from June 30, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV required that the information related to the financial statements to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement in constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences mentioned in note 4.o), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Federal Executive issued Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method is not in accordance with professional accounting standads effective in the city of Buenos Aires. The CPCECABA, thorugh Resolution N° 287/03 discontinued, the application of the restatement method as from October 1, 2003.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company´s interests in oil and gas involve exploration and production joint ventures and have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures’ assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of June 30, 2004 and 2003 and as of December 31 2003 were used for consolidation purposes and adapted to an equal period of time respect to the financial statements of the controlling company. Such financial statements have been consolidated in accordance with valuation methods and disclosure criteria consistent with that of the Company

3. Accounting standards

These financial statements have been prepared in accordance with professional Argentine GAAP. And the applicable CNV regulations, which differ from Argentine GAAP as follows:

a)  valuation of deferred tax at nominal value without applying any discounted values as required by CNV General Resolution No. 434.

b) the date of discontinuance of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

c) the special treatment enabling the financial costs of payables to finance the investment in large infrastructure works and accrued after the total or partial launch of the facilities (as provided for in Section 4 of Resulution CD No. 243/01) may not be applied.

d) the possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

As from January 1, 2003, FACPCE Technical Resolutions Nos. 16, 17, 18, 19, 20 and 21 became effective, approved as amended by the CPCECABA and adopted by the CNV through its General Resolutions No. 434 and 459. These new technical resolutions are a consequence of the process whereby Argentine professional accounting standards are being made consistent with the international accounting standards issued by the International Accounting Standards Committee (IASC); in addition, they provide clarification for certain issues which had not been provided for in past regulations.

The main changes included in the technical resolutions, that have resulted in significant effects on the Company’s financial statements, are: (i) guidelines regarding the recognition, measurement, and disclosure of derivatives and hedging transactions; (ii) amendment of the method to translate the financial statements of foreign subsidiaries stated in foreign currency; (iii) the mandatory requirement to apply the deferred tax method to recognize income tax; (iv) measurement of asset and liability amounts on discounted bases; (v) changes in the frequency and method to compare assets with the recoverable values thereof; (vi) incorporation of guidelines to assess whether certain transactions including financial instruments, irrevocable capital contributions and preferred stock, among others, should be classified as liabilities or shareholders’ equity; (vii) incorporation of new disclosure requirements including proportional consolidation of companies under joint control, change in the disclosure of direct sales revenues, information by segment, earnings per share, and the comparative information to be disclosed.; viii) disbursements for maintenance costs, which may be allocated to the income for the period when they are made or capitalized, as appropriate.

The Company amended the method used to recognize future estimated abandonment costs in oil & gas areas. Consistently with SFAS 143 guidelines, such costs discounted at a rate estimated upon initial measurement are capitalized together with the assets from which they originate and are depreciated by the production units method. In addition, a liability is recognized on such account at the estimated value of the amounts payable discounted at a rate estimated in its initial measurement.

4. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements have been as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each period, including accrued interest, if applicable. The summary of accounts denominated in foreign currency is disclosed in Note 22.d).

b) Inventories:

Crude oil stock: at reproduction cost.

Materials: of high-turnover, at replacement cost; low-turnover, at the last purchase price, restated in constant money, according to Note 2.c).

Work in progress and finished products relating to refining and petrochemical activities: at replacement or reproduction cost, as applicable proportional in the case of goods in process according to the degree of process of the related good.

Stock of liquid petroleum gases (NGL) in the gas pipeline system in excess of the line pack and held by third parties and stock of NGL obtained from the natural gas processing: at replacement or reproduction cost, as appropriate.

The carrying amount of these assets does not exceed their recoverable value.

c) Investments:

Listed shares and government securities:

-

Available for sale: at market value at the end of each period, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the “Financial income (expense) and holding gains (losses)” account.

-

Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on accrual basis. As of June 30, 2004, the Company kept investments whose market value is 4 and its book value is 5.

Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest.

Unlisted Government securities: at the original value increased based on the internal rate of return at acquisition limited by the recoverable value.

Tax credit certificates: at the estimated value based on the application of the certificates to the payment of federal taxes.

Investments in mutual funds: at market prices at the end of each period.

Shares — Participation in affiliates, in which the Company exercises significant influence:

By the equity method. For the determination of the Company’s equity in affiliates over which significance influence is excercised, the Company has used financial statements from affiliates, or the best available financial information.

For the determination of the Company’s equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition and the holding of preferred stock and dividends by the affiliates. Cash dividends from affiliates approved by shareholders’ meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders’ disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money as shown in Note 2.c) to the consolidated financial statements.

 d)    Trade receivables and payables:

Trade receivables and payables have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components.

Trade receivables include billed uncollected services and services rendered but not yet billed as of each period. The services rendered but not yet billed were estimated on the basis of series of actual historical data billings subsequent to each period. The total amount of receivables is net of an allowance for doubtful account, which is based on estimates of collection carried out by the subsidiary.

e)   Financial receivables and payables:

Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time.

f)   Other receivables and payables:

Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted in the relevant cases, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities.  As established by CNV regulations, deferred tax assets and liabilities have not been discounted.  This criterion does not comply with accounting standards effective in the City of Buenos Aires, which required that such balances have to be discounted.

g)  Property, plant & equipment:

Property, plant & equipment, except as indicated below, have been valued at acquisition cost restated in constant money less related accumulated depreciation.  Property, plant & equipment related to foreign transactions were converted into US dollars since that is the functional currency for such transactions and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign transactions described in note 2.b).

Petrobras Participaciones uses the successful efforts method of accounting for its oil and gas exploration and production activities.

Exploration costs, excluding exploratory well costs, are charged to income for the period in which they are incurred.  Drilling costs of exploratory wells, including stratigraphic test wells, are capitalized until it is assessed if proved reserves justifying the commercial development thereof are discovered.  If such reserves are not found, such drilling cost are charged to expense.  Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In these cases, one of the following would be applicable: (I) whether the well found reserves in an area requiring major capital expenditures before production may start, classification of such reserves as proved is dependent upon whether any additional reserves are found justifying the abovementioned investment.  In this case, the cost of the exploratory well continues capitalized as long as it meets the following two conditions: (a) reserves found are sufficient to justify completion of the well as producer if the capital investment is made, and (b) the drilling of additional exploratory wells is in progress or firmly planned for the near future.  Otherwise, drilling costs are charged to expense; (II) should it not be determined whether the reserves found may be classified as proved, drilling costs of exploratory wells should not remain capitalized for a period exceeding one year after the completion of the drilling.  If after one year no proven reserves are found, exploratory well costs should be charged to expense.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Mining property related to unproved reserves is valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and abandonment costs discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method. Additionally, a liability is recognized for such costs at the estimated value of the amount payable, discounted at an estimated rate at the time of their initial measurement.

The Company estimates its reserves at least once a year. Total oil and gas reserves as of December 31, 2003, were audited by Gaffney, Cline & Associates Inc., independent international technical and management advisors.

Petrobras Participaciones's remaining property, plant & equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during such process.

The carrying value of property, plant & equipment, taken as hole, does not exceed its recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in the plant's (or some other production asset's) capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i) Income tax, tax on minimum presumed income, royalties and withholdings on export of hydrocarbons:

The Company and its affiliates estimate income tax on individual basis under the deferred tax method.

The deferred tax balance as of the end of each period has been determined on the basis of the temporary differences generated in certain items that have a different accounting and tax treatment.

To book such differences, the Company uses the liability method, which established the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax meassurement. Temporary differences determine the balance of tax assets and liabilities where its future reversal decreases or increases the taxes determined.  Where there are unused Tax loss carryforwards that may be offset against future taxable income, the Company recognize a deferred tax asset, only to the extent that recovery of such asset is probable.

Deferred tax assets and liabilities have been valued at their nominal value, as established by CNV’s General Resolution No. 434.  The professional accounting standards effective in the City of Buenos Aires require that such nominal value be discounted at a current rate estimated as of each period-end.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the tax based on income in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

For the operations in Argentina, Venezuela, Brazil, Peru, Ecuador and Bolivia the income tax accrual was calculated at the tax rates of 35%, 34%, 34%, 30%, 36.25% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax and, a 34% income tax is levied on the dividends paid by Venezuelan companies, in event of income in excess of taxable income.

Law No. 25,239 and its Administrative Order No. 1037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no-taxation with non-operating income exceeding 50% of net income, are to book accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

Royalties are paid in Argentina, Peru and Bolivia for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12%, 24.5% and from 40% to 60%, respectively, of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Royalties are charged to production costs in the Oil and gas royalties account. In Venezuela, for the Acema, Mata and La Concepción (Third Round) areas, 30% royalties are paid with respect to the excess production, calculated based on the crude wellhead estimated price. Under contractual terms, royalties of the Third Round areas are deducted from the sales price. In Ecuador, the explotation agreement for Block 18 provides for a schedule of differential royalties, that in the case of Pata field are applied over a production volume scale and for Palo Azul field, according to oil prices.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement, the Company pays hydroelectric royalties of 1% increasing at a rate of 1% per annum up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to the 0.5% of the same amount base for hydroelectric royalty calculation.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years, since March 1, 2002. The current income tax withholding rate is 5% for refined products, 20 % for LPG, 20% for natural gas and 25% for crude oil.

j)     Liabilities for labor costs and commitments that generate losses:

Liabilities for labor costs are accrued in the periods in which the employees provide the services that trigger the consideration.

For purposes of determining the estimated cost of postretirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables.

k)    Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities of an unusual nature which, in the judgment of management, may be of interest to the users of the financial statements.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 14.

l)    Earnings per share:

Earnings per share for the periods ended June 30, 2004 and 2003, were calculated on the basis of the number of outstanding shares in each period. Since the Company does not have preferred assets or convertible debt securities, the basic earnings per share is equal to the diluted earnings per share.

m)   Shareholders – equity accounts:

They were restated into constant money, according to Note 2.c), as of year-end, except for “Capital stock” that represents subscribed and paid-in capital.  The adjustment arising from the restatement into constant money is disclosed under “Adjustment to capital stock”. The account “Treasury stock” relates to the purchases of shares of Petrobras Energía Participaciones S.A. by Petrobras Energía, and are deducted from the shareholders’ equity at acquisition cost, disclosed in a separate line in the statement of changes in shareholders’ equity.

n)    Revenue recognition:

Revenues from sales are recognized when the products are delivered or the services are provided and the loss risk has been transferred to customers.

Revenues from sales resulting from the firm natural gas transportation are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried.

 o)   Statement of income accounts:

Restated into constant money through the end of the period, according to Note 2.c), considering the following:

- Depreciation and consumption expenses related to non monetary assets were charged to income (losses) taking into account the restated costs of such assets.

- Financial income (expense) and holding gains (losses) are broken down as generated by assets and generated by liabilities.  “Financial (expense) income, net” discloses financial income and expenses, exchange differences and income (loss) from changes in the quotation of government securities and shares, at their restated nominal value, according to Note 2.c).  Additionally, it also discloses the effects of inflation of monetary assets and liabilities in the balance sheet.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of such date directly related to the acquisition, construction, or production of property, plant & equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard.  Direct financing shall mean that granted by the supplier of the goods, billed in foreign currency, or that obtained from financial institutions for identical purposes.  In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets.  The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing.

As mentioned above, as of June 30, 2004 and December 31, 2003, the Company has capitalized exchange differences booked in the residual values of  45 million and 46 million, respectively.

5. Accounting for derivative financial instruments

Hedging and other derivatives:

The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates.

Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

The use of derivative financial instruments exposes the Company to credit risk. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payment agreements for such operations and the offsetting of collections and payments.

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement.

a)   Instruments that qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedge, are recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge”, and any other change is recognized under financial income (expense) for the year.  Changes in the accounting measurement of derivate financial instruments recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” are subsequently reclassified to income (loss) for the year or years in which the hedged item affects such results.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In the respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).

Pursuant to the transitional standards of F.A.C.P.C.E. Technical Resolution No. 20, on a prospective basis the Company applied the standard of booking derivate positions at their market value.

Hedge of produced crude oil price

These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

As of June 30,2004 the Company did not have positions in derivatives of the crude oil price related to the future production that qualify for hedge accounting purposes.

As of June 30, 2003 the accrued portions of hedge instruments represented a lower sale of 43.

Hedge of interest rates

As of June 30, 2004, the Company has an agreement for the purpose of hedging class “C” notes exposed to fluctuations with the LIBOR, fixing the rate at 7.93% per annual. Such contract term expires in July 2005, payable in quarterly installments as from 2004.  The market value for the period amounts to 11.

During the period, the changes in “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” was:

Interest
Rate

Book value at the beginning of the period by application of Technical Resolution No. 20	18

Reclasification to net income	(10)
Book value at the end of the period	8

b)    Instruments that do not qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expense) and holding gains (losses)”. In the six-month periods ended June 30, 2004 and 2003, losses of derivate financial instruments that do not quality for hedge accounting amount to 365 and 92, respectively.

The main conditions and terms by type of instrument as of June 30, 2004 are as follows:

(1)  Options on swaps exercised by the other party.

(2) The transaction included herein are sold swaptions.

6. Oil and gas areas and participation in joint ventures

As of June 30, 2004, the Company was part of the oil and gas consortiums, joint-ventures and areas indicated in Note 22.g). As of that date, the aggregate joint ventures and consortia assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 22.h).

The production areas in Argentina, Ecuador and Peru indicated in Note 22.g) are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. (“PDVSA”) owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement.  In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) with free production availability.

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$ 6.66 per barrel as of June 30, 2004, plus a capital fee for reimbursement of certain exploration and development investments. Under the terms of the service agreement executed with PDVSA, the total amount to be paid may not exceed approximately US$ 33.50 per barrel, variable according to a basket of oil market prices.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas are paid a fee for the operation services rendered, which covers the investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to the incremental production, that covers investments and production costs plus a gross profit up to a maximum tied to a basket of international oil prices.

Investment commitments

Petrobras Energía operates oil and gas areas under several contractual arrangements that provide for minimum investment commitments for exploration and development of oil and gas fields. Total commitments as of June 30, 2004, are approximately US$ 16 million through 2005.

7. Credit risk

Petrobras Participaciones provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electric power generation companies, retail customers, natural gas distributors, electric power large users and power distribution companies, among others.

As a result of the business of Petrobras Participaciones and sale locations, the portfolio of receivables is well diversified, and such diversification makes the credit risk moderate. Thus, Petrobras Participaciones constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

Sales for the period ended June 30, 2004, were made mainly to Petróleos de Venezuela S.A., EG3 S.A. and Petroperú Petróleos del  Perú S.A. and represented about 12%, 7%, and 6%, respectively, of sales for such period, before deducting export duties.

Sales for the period ended June 30, 2003, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del  Perú S.A., Repsol - YPF Trading y Transporte S.A. and EG3 S.A. and represented about 11%, 7%, 6% and 4%, respectively, of sales for such period, before computing gain (loss) generated by derivative financial instruments and before deducting export duties.

8. Inventories

     The breakdown of current and non-current inventories as of June 30, 2004 and December 31, 2003, is as follows:

9. Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and non current investments, the equity in earnings of affiliates and dividends collected from affiliates as of June 30, 2004 and December 31, 2003, and for the six-month periods ended June 30, 2004 and 2003, are as follows:

a) Investments

b)     Equity in earnings of affiliates

c)      Dividends collected from affiliates

I.

Investment in companies over which joint control or significant influence is exercised and are subject to transfer restrictions:

a)  Distrilec Inversora S.A. (“Distrilec”):

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.  This bond in no way limits the exercise of financial and voting rights associated with the Edesur shares.

b)   Cía. de Inversiones de Energía S.A. (“CIESA”):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell over 51% of its Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

In April 2004, the shareholders of CIESA celebrated a framework agreement whereby Petrobras Energía and Enron will reciprocally waive any right to make claims arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  In addition, and in order to provide the flexibility necessary to make progress in restructuring CIESA’s financial debt, the framework agreement also provides for the following share transferences.  During the first phase (a), subject to the approval by the ENARGAS (Argentine gas regulatory agency), Enron will transfer 40% of the shares issued by CIESA to a trust to be organized or an alternative entity; and (b) Petrobras Energía will transfer common class “B” shares issued by TGS (representing 7.35% of the capital stock of TGS) to Enron.  In case that CIESA successfully renegotiate its financial debt, during the second phase, Enron would transfer its remaining interest in CIESA to the abovementioned trust or to an alternative institution while CIESA would simultaneously transfer common class “B” shares issued by TGS (representing about 4.3 % of the capital stock of TGS) to Enron.  In no case shall Petrobras Energía hold (directly or indirectly) more than 50% of the capital stock currently held in CIESA or any controlling interest in CIESA. In April 2004, the framework agreement has been approved by the Bankruptcy Court competent in the Enron bankruptcy.

c)    Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”):

The Company may not modify or sell its equity interest in Citelec in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Citelec is not permitted to modify its 65% equity interest in Compañía de Transporte de Energía en Alta Tensión Transener S.A. (“Transener”) nor sell its Class “A” shares representing 51% of Transener's capital stock, without prior approval by the ENRE.

Transener may not modify or sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A., without prior approval by the ENRE.

d)   Yacylec S.A. (“Yacylec”):

Yacylec’s Class “A” shares will remain pledged during the term of the concession, as security for the compliance with the obligations undertaken under the concession agreement.  Any transfer of shares requires ENRE’s prior authorization.

II.

Enecor S.A.

For the entire term of the concession, the Class “A” shares in Enecor shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.   Prior authorization from the ENRE is required for any transfer of shares.

III.    Situation of the interests in public utility companies

The new scenario after enactment of the Law on Public Emergency deeply changed the financial equation of public utility companies.  Particularly, the tremendous effect of the devaluation, within a context where revenues remained fixed, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply certain loan covenants.  This situation has extremely conditioned the financial ability to comply with obligations.

Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, following the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

On February 12, 2002, the Federal Executive issued Decree No. 293/02 whereby it recommended the Ministry of Economy to renegotiate the agreements executed with public utilities.  The Public Services and Works Agreement Renegotiation Commissions (“the Renegotiation Commission”), whose members (including a customer representative) were appointed through Presidential Decree No. 370/02, was created.  The Renegotiation Commission was formed to advise and assist the Ministry of Economy, which will have to submit a renegotiation proposal or termination recommendation to the Federal Executive who will then send it to the applicable bicameral commissions from Congress.  The performance of the proposed goal was frustrated by several constitutional protection actions filed by the ombudsman.

To  allow  for  preserving  the  provision  of  public  services, and consistently the renegotiation process underway, the Executive Branch issued  Executive  Order  No.  146/03 authorizing to increase gas and electric  power  rates.  This  caused  a 10% increase for TGS, 9% for Edesur  and  22% for Transener. The increase in rates was objected by the ombudsman and consumer associations. On February 25, 2003, a trial  court issued an injunction and suspended the increase in rates authorized  by  Executive Order No. 146/03.

The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  Such agency reports to the Ministries of Economy & Production, and Federal Planning, Public Investment & Services.  The UNIREN took over the work of the Renegotiation Commission and its aim is to provide assistance in the public works and services renegotiation process, execute comprehensive or partial agreements, and submit regulatory projects related to transitory rate adjustments, among other things.  So far, the renegotiation process has not made substantive progress.

     On October 1, 2003, Argentine Congress passed a bill that established the extension to December 2004 of the term granted by the Federal Executive by virtue of Public Emergency Law to renegotiate the agreements executed with privatized public-service companies.  Such law also will allow the Federal Executive to fix public utilities rates until the completion of the renegotiation process.

It is not possible to foresee the future development of the rate renegotiation process. In addition, it is not possible to guarantee that regulations will not be changed and  that  they  will  not have an adverse impact on the financial position and results of operations of such companies.

CIESA, TGS and Transener have defaulted the debt and strive to reschedule it (see Note 12.IX).  The managements of these companies have drafted and implemented a plan of action to mitigate the adverse impact caused by these circumstances.  The Company cannot guarantee the success in implementing it and whether, it will fulfill the proposal aims. The impact generated by the measures adopted by the Federal Government on CIESA, TGS, Transener and Citelec financial statements was recognized based on the instructions and estimations carried out by the related managements. Actual future income (loss) could differ from the evolutions and estimated carried out, while such differences may be significant. Consequently, these companies’ financial statements may not disclose all the adjustments that could derive from these circumstances.

As of June 30, 2004, the valuation of the equity interests in CIESA, TGS and Citelec amounts to 146, 165 and 120, respectively, net of a valuation allowance, amounted to 45, 5 and 19, respectively. The losses resulting from such allowance are disclosed as follows: (a) CIESA, a proportionally consolidated company, in “Other expenses, net”; and (b) TGS and Citelec, in “Equity in earnings of affiliates”. The estimation of the respective recoverable values is subject to the significant uncertainties described, which affect the quality of the assumptions, estimations and evaluations inherent in such determination.  Consequently, in the current situation, the listed value of shares of stock is the most objective guideline for determining the net realizable value of such holdings. The reliability and the applicability of any values in use that might be determined become relative because of the prolongation of the uncertainties and the fact that, in projecting the future, multiple scenarios can be drawn up while the estimation of their respective probabilities is extremely subjective, a problem that extends to agreeing on the discount rate to be applied.

As of December 31, 2003, the valuation of the equity interests in CIESA, TGS and Citelec amounted to 190, 167 and 158, respectively.  In the opinion of Company’s Management, the book values of such equity interests do not exceed their recoverable values.

IV     Operations in Ecuador.

In Ecuador the Company operates Blocks 18 (in production) and 31 (undeveloped and without proved reserves).  As of June 30, 2004, the Company has a 11.22% share in Oleoductos de Crudos Pesados Ltd. (OCP). In May 2004, the Company increased its interest by 2.46%, after exercising  the irrevocable call option of the shares and the subordinated debt of Techint Internacional Construction Corp., paying the amount of US$ 14 million.  The oil pipeline has a transportation capacity of 450,000 barrels per day. It  officially started operations on November 10, 2003.

In relation to the exploitation of Blocks 18 and 31, the Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term as from November 10, 2003.  The type of transportation agreement is “Ship or Pay”.  Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others.  The costs for the transportation capacity are billed by OCP and charged to expenses monthly. In this regard, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used is disclosed in the “Other operating expenses” line.

In order to guarantee the compliance with the Company’s business commitments related to the “Ship or Pay” transportation agreement executed with OCP and OCP’s related financial obligations, as of June 30, 2004, the Company hold letters of credit for a total amount of about US$ 218 million, out of which the Company will have to provide collaterals in cash in the amount of US$ 196 million.  In this respect, as of such date, the Company set a US$ 64 million collateral in cash.

The maturity scheme of the collateralization obligation of letters of credit as of June 30, 2004, net of collaterals in cash is as follows:

	2004	2005	2006	2007	TOTAL
In Millions of U$S	20	38	37	37	132

These letters of credit should continue to be effective until the Company’s investment commitments and obligations related to OCP are extinguished.  As letters of credit mature, the Company should renew or replace them. Otherwise, such amounts should be paid in cash, which would affect the Company’s financial capacity.

10.      Impairment of assets

I.

Operations in Argentina

The Argentine peso devaluation, the enactment of Public Emergency Law and  the different events that took place caused a significant change in the Company's estimation of the future income (loss) evolution and the   flow   of   certain  businesses  and  assets.  Considering the uncertainties existing with respect to the final breakdown of the economic and financial equation and their recoverability, during 2002 the Company adjusted the book value of certain investments to their related recoverable values, booking these allowances:

-

Gas areas: Considering the significant adverse impact on gas and power local prices, and the limited possibilities of negotiating price increases within the context of Public Emergency Law, the Company adjusted the book value of certain investments in gas producing areas in Argentina (see Note 14).

-

Argentine Government public securities: as a result of the Argentine Government declaration of its default on the payment of most its sovereign debt and the significant uncertainties over the Argentine economic scenario, as of June 30, 2004, the Company booked a valuation allowance for the notional value of Argentine External Bills in U.S. dollars, survey rate series 74, amounting to 23.

-

Tax on minimum presumed income credit: considering the future income (loss) evolution estimations, the Company decided to expense 72.

-

Tax loss carry forwards: it may not be ensured that taxable income will be enough to absorb net temporary differences or accumulated tax loss carry forward. Consequently, the Company keeps a valuation allowance for tax credit derived from tax loss carryforwards (see Note 13).  The evaluation of the circumstances analyzed for the purposes of assessing the relevance of setting an allowance, the Company has weighed with a criterion of prudence the positive and negative evidence.

-

Interests in companies: As of June 30, 2004, the valuation of the interests in CIESA, TGS and Citelec is disclosed net of an allowance for impairment in value of their recoverable values of 45, 5 and 19, respectively.  Also, considering the default on the consolidated financial debt, the Company adjusted the valuation of the interest in Hidroneuquén at its recoverable value, booking an allowance of 10.

II.

Operations in Ecuador

The prospects regarding operations in Ecuador have changed significantly during 2003 and 2002 mainly as a result of the restrictions caused by the Argentine economic crisis, which determined an important change in the pace of the Company’s global plan of investments, including a delay in the investments planned for the development of Block 31.

The development of Block 31 requires investments amounting to about USD 800 million. Initial investments for about USD 150 million should be made prior to the beginning of the production phase.

Considering the new pace of investments planned for the development of Blocks 18 and 31, together with the review of the potentiality of Block 31´s reserves, the Company estimated that there would be successive deficits of crude oil produced with respect to the total transportation capacity hired for the term of the “Ship or Pay” transportation agreement (See Note 9.IV).

During the years ended December 31, 2003, and 2002, the accounting effects related to such deficit were disclosed setting an allowance, which was included in liabilities. To reflect more appropriately the impairment in value of the assets, corresponding to operations in Ecuador, based on the estimated future deficits described above, and in order to conform the disclosure criterion to the accounting principles generally accepted in USA (US GAAP), as from June 30, 2004, the Company discloses such allowance, which amounts to 311, regularizing the balance of these assets. The Company has modified, for comparative purposes, the information for the year ended December 31, 2003, and for the six-month period ended June 30, 2003.

The book value of assets in Ecuador, after computing the referred allowance, does not exceed its recoverable value.

11.     Pichi Picún Leufú Hydroelectric Complex (“the Complex”)

The Company, through Petrobras Energía, has a thirty-year concession for the generation of hydroelectric power in the Complex from August 1999.

To ensure completion of works within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25, to be taken out of a Unified Fund created by section 37 of Law No. 24,065. For the purpose of determining whether or not such amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market.

Such support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement such system, an Annual Monomial Support Price (AMSP) was set in the amounts of $/Kwh 0.021 and $/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, every year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during such year will be determined.

Owing to the depressed selling prices set for the energy generated by the Complex, and the prices estimated for the remaining term of the initial five-year period, and considering that the above support price system entails a profitability reassurance to make the investment practicable, as of June 30, 2004, the Company accrued an income of 17.

12.  Financing

The detail of debt as of June 30, 2004 and December 31, 2003, is as follows:

   I.    Petrobras Energía’s Global Programs of nonconvertible notes

a) US$ 2.5 billion program

The Regular Shareholders’ Meeting of Petrobras Energía held on April 8, 1998, approved the establishment of a global corporate bond program for up to a maximum principal amount outstanding at any time of US$ 1 billion or its equivalent in other currency.  Later, the Regular and Special Shareholders’ Meeting held on June 20, 2002, authorized the increase of the maximum program amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The Regular and Special Shareholders’ Meeting of Petrobras Energía held on July 8, 2003, extended the term of the Petrobras Energía Medium-Term Corporate Bonds Program for five years counted as from May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, and Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003, of the CNV.

As of June 30, 2004, there remained outstanding the following classes of corporate bonds under the medium-term global program:

-

Class B, for US$ 5 million, payable in a single installment in May 2006, at a 9% fixed annual rate.

-

Class C, for US$ 220 million, with the last maturity in July 2005, which will be amortized in quarterly installments as from 2004. As of June 30, 2004, the amount of US$ 157 million is effective in this class.  Class C notes shall accrue interest at LIBOR plus 3%. As to this transaction, the Company arranged an interest rate swap, fixing the annual interest rate at 7.93%. Should the Argentine Government impose restrictions on transfers of US dollars, the Company is entitled to meet the payment obligations arising from this transaction by delivering oil or a combination of US dollars and oil, at the Company’s choice.  In the event of payment being made in oil, the volume delivered to the holders of the securities shall be priced at the WTI spot price at the time; the guaranteed minimum price for such oil is 15 US$/bbl, and the volume shall not exceed 18.5 million barrels over the whole life of the agreement.  Deutsche Bank AG London undertook, if such conditions were verified, to buy such oil while guaranteeing holders of the securities full repayment of the debt.  In this connection, the Company executed a conditional call option that will trigger if and when the price of WTI drops below 15 US$/bbl.  As regards the Company’s exposure to the price of WTI, the effect of the above is economically and financially neutral.

-

Class F,  for a face value of US$ 64.4 million maturing in August 2005, at a 7.875% annual rate.

-

Class G, for a face value of US$ 250 million maturing in January 2007 at a 9% annual rate.

-

Class H, for a face value of US$ 181.5 million maturing in May 2009, at a 9% annual rate.

-

Class I, for a face value of US$ 349.2 million maturing in July 2010, at a 8.125% annual rate.

-

Class K, for a face value of US$ 286.3 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4%. As of June 30, 2004, the amount of US$ 260 million is effective in this class.

-

Class M, for a face value of US$ 181.8 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4.75%. As of June 30, 2004, the amount of US$ 165 million is effective in this class.

-

Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance, January 24,2003, and the remaining due in June 2011, accruing interest at six-month LIBOR plus 1%.  As of June 30, 2004, the amount of US$ 87 million is effective in this class.

-

Class Q, for a face value of US$ 3.98 million, with two principal amortization installments: the first equivalent to 10% of the face value settled on the same day of issuance, April 25, 2003, and the remainder in April 2008, at an interest rate of 5.625%.  As of June 30, 2004, the Company is carrying US$ 590,000 of such issue in its own portfolio.

-

Class R, for a face value of US$ 200 million, with due in October 2013, accruing interest at 9.375%.

b) US$1.2 billion program

As of June 30, 2004, under the medium-term Global Program which date for the issuance of new notes expired in June 1998, the Sixth Series is outstanding in the amount of US$ 32.6 million, the only installment of which becomes due in July 2007 at a 8.125% fixed annual rate. Such series is not guaranteed or subordinated.

The proceeds from all issuances of the all the corporate notes under both programs, were used to refinance liabilities, increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances, are disclosed net of the issuance discounts to be accrued. The deferred costs for such issuances are included in Prepaid expenses and interests within “Other receivables” account.

    II.    Cross default covenants

Class F, G, H, I, N, Q and R notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Class K and M notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least the majority of the respective outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 15 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities.

Class C notes issued under the US$2.5 billion program, as well as certain loan agreements, include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of the Company is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, upon those maturities.

The remaining outstanding amount of the Sixth Series and Class B notes does not include cross default covenants, as unanimously decided by the special meetings held by the noteholders of those series on July 10, 2002.

    III.    Covenants

In relation to the issuance of Class K and M notes and medium-term credit instruments (“the refinanced financial debt”), while some portion of the debt remains unpaid, the Company shall be subject to the compliance with a series of restrictions and obligations, which include, among others, the following:

 i)         Restrictions on liens: The Company shall not create, except for limited number exceptions, any lien upon the whole or any part of its assets and its current or future income, including any right to earn income, unless it grants identical security interests to the refinanced financial debt.

ii)        Restrictions on the payment of dividends: The Company shall not distribute cash dividends prior to December 31, 2004, in cash exceeding U$S 650,000, and exclusively for them to be applied to the payment of certain administrative expenses. After this date and before October 2004, the aggregate amount paid shall not exceed 50% of the “excess cash” (cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less financial debt repaid) for the immediately preceding fiscal year, less the extraordinary dividends paid.

iii)      Restrictions on capital expenditures: The Company shall not make any capital expenditure, including the amount of debt incurred in relation thereto, in excess of US$ 450 million in 2004, US$ 425 million in 2005 and US$ 475 million in 2006 and 2007.  These limits shall be increased by: (i) proceeds from the sale of capital assets, (ii) 50% of the excess cash for the prior fiscal year, (iii) contributed capital for capital increases, subordinated debt and project finance, and (iv) 50% of contributed capital for new debt issuance.  Otherwise, the aggregate dividends paid shall decrease the limit of capital expenditures.

iv)       Restrictions on the incurrence of new financial debt: The Company shall not incur any financial debt as long as, after the estimation thereof, the ratio of: (A) consolidated financial debt, and (B) consolidated EBITDA (defined as gross profit less administrative, selling and exploration expenses, plus depreciation and amortization, dividends and advisory services collected) exceeds 3.5.  The referred restriction shall be not applicable to subordinated debt, debt resulting from the investment project finance and that incurred to settle the existing debt.

v)     Restrictions on the ratio of consolidated financial debt (excluding subordinated debt) and consolidated EBITDA: the ratio of both shall not be greater than 3.5 in 2004 and 3 as from 2005 through 2007.  For interim periods, the restriction will be weighted considering the period of four consecutive quarters prior to the end of the quarter.

vi)        Restrictions on the ratio of EBITDA to Interest: the ratio between both shall not be lower than 3 as from 2004 through 2007.  For interim periods, the restriction will be weighted considering a period of four consecutive quarters prior to the end of the quarter.

vii)       Restrictions on the maturity date of the financial debt: at any time, the short-term financial debt shall not exceed an amount equal to US$ 650 million.

viii)     Export obligation: the relation between exports and export receives and the total principal services (principal repayments, plus accrued interest) ratio for Serie K shall be higher than 1.25 y 1.1, respectively.

ix)        Mandatory financial debt redemption: within a term that shall not exceed 120 days as from fiscal year-end, the Company shall mandatorily redeem on a prorata basis a portion of the refinanced financial debt of up to 50% of the excess cash during such fiscal year.  Likewise, proceeds from the sale of assets, excluding those that constitute the business purpose, not reinvested within 360 days, and the 50% of the derivatives income of new debt, shall be used to prepay the refinanced financial debt.

IV. Financing of the Genelba Electric Power Generation Plant

The investment was financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. They may be settled in advance at any time, at Petrobras Energía’s discretion, and the remainder with the use of cash inflows. The loans may be prepaid at any time at Petrobras Energía’s option. As of June 30, 2004, the amounts outstanding from the financing of the plant were US$ 44 million, of which US$ 17 million is related to a contract which contains restrictive covenants, including restriction on selling or leasing more than 40% of the plant during the year in which the debt is outstanding.

V. Loan from International Finance Corporation (“IFC”) to Innova S.A. (“Innova”)

In October 1999, Innova executed a long-term loan agreement for US$80 million comprising tranches A and B of US$20 million and US$60 million, respectively. Amortization of principal will be as from June 2002, in 16 and 12 semiannually installments for tranches A and B, respectively. The originally applicable interest rate is LIBOR plus 3.25%.

The loan was secured by a mortgage on certain real property owned by Innova. In addition, unless certain conditions indicated in the loan agreement occur, Petrobras Energía guarantees its timely payment.

The IFC financing was completed by issuing preferred stock in the amount of US$5 million, fully paid-in during December 1999.

Certain covenants in the agreement prescribe restrictions in relation to dividends, investments in property, plant and equipment, restrictions upon the transfer, sale or rental of an important part of the assets, incurring long-term debt and providing mortgages. In addition, Petrobras Energía directly or through its subsidiaries, is committed to retain a 51% participating interest in Innova’s common stock.

The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul.

VI. Payable for purchase of 10% interest of Distrilec

In June 1999, the Company, through its subsidiary Petrobras Bolivia International S.A., or PBI, acquired a 10% interest in Distrilec for an amount of US$ 101 million.  The related payment was documented through a promissory note issued by PBI and secured by Petrobras Energía for the benefit of Entergy, with a maturity date in June 2002, at a 7% annual fixed rate. The note was later transferred to a financial trust located in Argentina through a securitized transaction, whereby bonds denominated in US dollars were issued and placed among Argentine investors.

Upon the promissory note maturity date, the Company and holders of trust certificates represented contrary interpretations with respect to the application to that debt of measures related to the translation into pesos (dedollarization) of payable obligations stated in foreign currencies issued under the Public Emergency and Foreign Exchange System Reform Law. At the request of the trustee, the Company started a mediation process to reach an agreement that documents the debt payment. This agreement expired without fulfilling its terms and conditions.

In November 2002, PBI irrevocably transfered all its rights and duties by virtue of the promissory note issuance to Petrobras Energía. Afterwards, on January 8, 2003, Petrobras Energía launched a Class “N” corporate bonds swap offer for a face value amounting up to US$ 101 million maturing in 2011, for all and each of the debt securities, stating that such offer was not a waiver or release from any of the Company’s rights in favor of the conversion of the abovementioned promissory note in Argentine pesos, or an acknowledgement or acceptance of any claim against such conversion.

Petrobras Energía has received and accepted offers from debt security holders equivalent to 96.0594% of their outstanding face value. To offset this, and according to the conditions of the swap offer, the Company issued class “N” corporate bonds amounting to a face value of US$ 97 million. Given that the terms and conditions of the new debt instruments differ substantially form the original as regards both maturity and financial expense, upon refinancing, the Company recognized a new liability that has been measured in accounts on the basis of the best estimate of the discounted value of total amount payable.   On such a basis, the original liability was reduced to US$ 77 million, giving rise to a gain of 34.

On April 16, 2003, the Company launched an offer to exchange every and all trust debt securities that had not been entered into the previous exchange for Class Q Corporate Bonds for an aggregate face value of up to US$ 4 million and maturing in 2008. Due to the offers received, the Company made Class Q for a face value of US$ 3.98 million.

As of June 30, 2004, the Company offset the receivable resulting from its trust debt-securities against the payable resulting from the promissory note issued by PBI, which amounted to about US$ 100 million, considering that it has the financial capacity to settle it in full.

VII. Edesur Indebtedness

Certain loan agreements entered into by Edesur S.A. contain “cross-default” covenants, whereby creditor banks are entitled to declare all amounts owed to be due and payable if any debt item is not paid when due and the outstanding past due amounts exceed the respective stipulations in the agreements.

Some of the abovementioned agreements include “cross-acceleration” covenants, whereby the creditor banks are entitled to declare all amounts owed to be due and payable in the event of Edesur S.A. being subject to the acceleration of any other debt in circumstances provided for in such agreements.

Also, some agreements include restrictive clauses that basically consist in meeting certain financial ratios. As of June 30, 2004, Edesur meets with such ratios.

Additionally, loan agreements do not establish any type of guarantee.

As of the date of issuance of these financial statements, the Company is negotiating with creditor banks the refinancing and/or the manner of repayment of certain past due loans, in order to obtain due dates and conditions in accordance with the expected cash flows.

VIII.  Loan agreement signed between Petrobras Energía Venezuela S.A. and the IFC

In July 2003, Petrobras Energía Venezuela S.A., a wholly-owned subsidiary of Petrobras Energía, executed loan agreements in the amount of US$ 105 million with the International Finance Corporation, which were received.

The loan is primarily composed of Tranche A for US$ 80 million, maturing in a term of eights years and a half, including one grace period, payable semiannually and at an annual LIBO nominal rate + 4.75%, and Tranche C for US$ 25 million, maturing in a term of 9 years and a half.

These loans will be used in executing the investment plan related to the development of the Company’s oil reserves in Venezuela in the Acema, Mata, La Concepción and Oritupano Leona areas.

IX. CIESA and TGS indebtedness

As of June 30, 2004, CIESA’s financial debt relates to the issuance of corporate bonds with a par value of up to US$ 220 million and with original maturity in April 2002.

In the wake of the new Argentine macroeconomic situation, as from the enactment of Public Emergency Law (see Note 9.IV “Situation of interests in public utility companies” to the basic financial statements), CIESA did not pay the principal and the last interest installment upon maturity or cap and collar agreements.

CIESA’s Management is currently negotiating with the creditors to agree to extend the term to fulfill the related payment.  In relation to those negotiations, CIESA has engaged an international prestigious financial advisor.  No pledges have been made by CIESA’s shareholders to provide financial aid.

On February 24, 2003, TGS started a global rescheduling process of US$ 1,027 billion of its current financial indebtedness, which represents almost the entire debt.  This process is primarily intended to spread out the maturity dates in the short term, change certain financial restrictions included in the financial agreements and adjust the interest rate and amortization term, so as to adjust the cash flows required for the debt repayment to the estimated cash flows, without requiring debt principal reductions.

Based on TGS’s proposal to its creditors, the debt rescheduling agreement would be implemented through the out-of-court composition agreement (“APE”), recently introduced by Argentine laws, whereby the approval by two thirds of the creditors should be required for the judge’s approval.  As TGS could not meet this required majority, on May 14, 2003, it withdrew the referred rescheduling proposal and simultaneously announced the postponement of the interest payment.

As of the date of issuance of these financial statements, TGS continues to negotiate with its main creditors in order to achieve the financial debt rescheduling.

In the wake of the withdrawal of the debt rescheduling proposal and the postponement of the interest payment, TGS’s indebtedness has been reclassified as “Short-term loans”, since, according to the financial agreements executed between TGS and its creditors, obligations may become due and payable.

X. Detail of long-term debt

Long-term debt as of June 30, 2004, is made up as follows:

The maturities of long-term debt as of June 30, 2004, are as follows:

13. Income tax and deferred tax

The Company’s provision for income tax was comprised of the following:

The reconciliation of tax provision at the statutory rate of 35% to the tax provision, (before taxes) and the minority interest in the subsidiary’s earnings (losses), is as follows:

Tax loss carryforward and deferred losses include the following items and may be used through the dates indicated below:

14.  Contingencies and environmental matters

The movements of reserves for contingencies were as follows:

(a)    See Notes 9 and 10.

a)    Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Petrobras Participaciones´s management believes that its current operations are in material compliance with applicable environmental requirements, as these are currently interpreted and enforced, including sanitation commitments assumed.  Petrobras Participaciones and its subsidiaries have not incurred any material pollution liabilities as a result of their operations to date.  Petrobras Participaciones undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had material adverse impact on Petrobras Participaciones’s business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

The Company’s management has produced policies, objectives and procedures relating to environmental care and control.  Through its policies, the Company assumed the commitment to ensure product and service quality preserving the environment in which it operates, the safety and health of its personnel, contractor, and neighboring communities.  Management believes that this policy is an integral part of its business and, therefore, it forms the framework within which each business area sets its annual objectives in this regard.  This policy ratifies the commitment to meeting the applicable laws and implementing environmental management, quality, security, and occupational health systems.

The Company has over 90 Environment (ISO 14001), Quality (ISO 9001) and Security & Occupational Health (OHSAS 18001/IRAM 3800) certifications.

In view of this situation, the Company engaged an international consulting firm to conduct the environmental audit of its operations pursuant to effective laws, future requirements and, in light of the lack of local regulations, based on international environmental standards. The final audit report confirmed the high environmental standards under which the Company’s operations are carried out and determined the necessary actions to be taken to implement the Security, Environment and Occupational Health Policy principles whereby the Company commits to preserving the environment where it operates, as well as the security and health of its personnel, contractors and neighboring communities.

Being responsible therefore and as a result of an environmental study, the Company will make investments of nearly US$ 23 million in the coming years, which include improvements of prevention systems and production facilities.

b)    TGS stamp tax

TGS has received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Río Negro, Santa Cruz and La Pampa, for an approximate amount of 813 (including interests and penalties), with the purpose of collecting stamp tax that, according to tax authorities, would be applicable to the Share-Transfer Agreement executed in the privatization of Gas del Estado (GdE) and the transportation services offers from TGS to its customers.

TGS filed declarative actions with the Federal Supreme Court, seeking that such court issue its opinion about the legitimacy of provincial claims and requiring that provinces be ordered to refrain from conducting any actions intended to collect the tax claimed until the Federal Supreme Court decides on the merits of the case. In all the cases, the Federal Supreme Court granted the precautionary measures requested by TGS. In April 2004, the Federal Supreme Court denied the tax claim filed by the Province of Santa Cruz.  This decision of the Federal Supreme Court constitutes a significant legal precedent to resolve the other claims filed by the Provinces of Neuquén, Río Negro, Chubut and La Pampa, which are similar to those made by the Province of Santa Cruz.

TGS’s management considers that agreements predating takeover date were not subject to provincial stamp tax as the parties to the agreement were stamp tax exempt. Furthermore, TGS’s management believes that even if the agreements executed before takeover date had been subject to stamp tax, under the terms of the Transfer Agreement such tax should be borne by GdE or the Agentine government. As regards the remaining assessments, TGS’s management is of the opinion that offers to render transportation services are not subject to the tax in question. TGS believes that, should it be determined that such offers are taxable, this should be considered a change in the interpretation of tax law and, its impact should be reflected in the tariff according to regulations on the subject. Ente Nacional Regulador del Gas (ENARGAS, the federal gas regulatory agency) believes that the claims for stamp tax lack merit because it considers the tax unlawful.

c)    Fixed charges for connection with Transener

The ENRE authorized, by Resolution No. 1650/98, an increase in the connection charge, in full compliance with effective rules and regulations.  Many generation companies filed administrative appeals before the Energy Department seeking that such increase be reversed; the Energy Department rejected such appeals.  Only Central Térmica Güemes S.A. filed an appeal directly with the Federal Administrative-Contentious Court of Appeals, which decided in favor of the request. Transener and the ENRE filed an extraordinary appeal before the Supreme Court of Justice of the Nation.  On June 27, 2003, the Court of Appeals admitted the motion for appeal before the Supreme Court.  The record of proceedings was remitted to the Supreme Court of Justice of the Nation. In late December the Supreme Court remitted the record of proceedings to the Procurador (Head Legal Counsel for the Government), whose office is currently analyzing such proceedings.

As reported by the legal counsel, Transener considers that the final outcome of this issue will not give rise to any significant obligation.  Therefore, no provisions have been booked in this regard.

d)   Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of June 30, 2004, which are not disclosed in the remaining notes, amount to 35.

In addition, as of December 31, 2003, the Company had the following contractual commitments:

	Total (units)	Total	Until

Purchase Commitments
Ship or pay agreement with OCP (in bbls/ day) (1)	80,000	3.928	2018
Long –term service agreement (in millions of US$)	47	141	2006
Gas transportation agreement with TGS (in MMm3)	11,873	300	2014
Ethylene (in thousands of tons)	337	550	2015
Benzene (in thousands of tons)	930	1.233	2015

Sales commitments
Natural gas (in MMm3)	18,854		2019
Crude oil (in millions of barrels)	1		2004
Styrene (in thousands of tons)	56		2004
Electric power (in MWh)	329,115		2004

(1) Equivalent to about US$ 200,000 per day

15.  Contribution, benefit pension and stock option plans of Petrobras Energía

a)  Contribution and benefit pension plans

*        Defined contribution plan:

The Company sponsors a defined contribution plan that applies to all employees of Petrobras Energía  with salaries above a specified level. Through this plan, the Company matches contributions by employees which are in excess of legally required amounts. Such contributions are charged to expenses in the year they are paid. Due to the significant changes in the Argentine economic scenario and the uncertainties posed by the Argentine economic conditions, as from January 2002, Petrobras Energía has suspended, at the moment, this benefit. Such benefit will be reestablished as soon as there is a social security savings means considered adequate to such end.

*       Defined benefit pension plan:

All employees of the Company, that take part without interruption in the defined contribution plan, that have joined the Company prior to May 31, 1995, and that qualify subject to certain years of service, are participants in this plan. The employee benefit is based on the last computable salary and years of service of the employee.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee from the three plans equals the one stipulated in the plan. Once retired, the employees are entitled to a fixed monthly payment.

The plan calls for a contribution to a fund exclusively by the Company and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. Assets of the fund were contributed to a trust and they are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits.  The Bank of New York is the trustee and Watson Wyatt is the managing agent. The Company determines the liability related to this plan by applying actuarial calculation methods.  As of June 30, 2004, the most relevant actuarial information on the defined-benefits pension plan is as follows:

According to its By-laws, the Company contributes to the fund through a contribution proposed to the Shareholders' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year. During the six-month periods ended June 30, 2004 and 2003, the Board of Directors did not make use of this power.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, the Company will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

During the last quarter of 2002, Petrobras Energía admitted the advanced collection of this plan by benefiaries should they expressly state so. All the individuals that exercised the abovementioned option before February 13, 2003, have lost their rights to collect their retirement supplement, thus they are no longer plan beneficiaries.

b)  Stock option plan

The Board of Directors of Petrobras Energía approved the application of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Petrobras Energía approved the Plans for year 2001 (“2001 Plan”) and for year 2000 (“2000 Plan”), focused on senior officers of Petrobras Energía. Both plans consist in granting the right to exercise certain options to receive Petrobras Participaciones shares or the cash equivalent at market, as described below:

2001 Plan

i.     5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of June 30, 2004 the excercised options amount 3.272.216, almost integrally in cash.

*

ii.    596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”).

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007, from the dates mentioned above.

2000 Plan

 i.    3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003. As of June 30, 2004 the excercised options amount 2.453.363, almost integrally in cash.

ii.    352,347 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”).

Beneficiaries of this plan will be entitled to exercise their rights until May 29, 2006, from the dates mentioned above.

The cost of such benefit is allocated on proportional basis to each year within the exercise years and adjusted in accordance with the listed price of the share. According of 4 and 2 were charged to operating expenses for the six-month periods ended June 30, 2004 and 2003.

16. Capital stock and restrictions on unappropriated retained earnings

As of June 30, 2004 the Company's capital stock totaled 2,132 fully subscribed, issued, paid-in and registered. Changes in capital stock in the last three fiscal years:

	December, 31
	2003	2002	2001

Common stock – face value $	1	1	1

Class A: 5 votes per share	-	-	628
Class B: 1 vote per share	2,132	2,132	1,504
	2,132	2,132	2,132

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

Based on the change in the interest control described in Note 20, on October 17, 2002, the BCBA (Buenos Aires Stock Exchange) authorized the conversion of class "A" common shares into the same number of class "B" common shares and their admission into the listing system. In addition, the CNV approved their public offer.

According to outstanding legal provisions, 5% of the net income of the fiscal year should be assigned to increase the balance of the legal reserve up to an amount equivalent to 20% of capital stock.  Due to a decrease of 37 in the legal reserve approved by Special Shareholders' Meeting held on April 4, 2003, the Company shall not distribute benefits until reimbursement.

Financial covenants executed upon refinancing the Company's global financial debt limit the subsidiary's ability to pay cash dividends (Note 12.III).

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

17. Other receivables, other liabilities, other operating income, and other expenses, net.

 (1)

In December 2001, the Company, through its subsidiaries Petrobras Energía Venezuela S.A. and Corod Producción S.A., assigned to an international lending institution a part of the capital fees (related to investments made by such companies) to be collected from PDVSA, as provided by the Oritupano Leona Consortium Service Agreement (see Note 6), in the amount of US$ 120 million. Capital fees assigned must be settled by PDVSA in twelve quarterly, equal, and consecutive installments starting February 2002. This transaction was made, net of the discount made at LIBOR plus 2.75%. In order to guarantee the lending institution that PDVSA will meet the obligations under this agreement, the Company assigned an additional part of the capital fees to be collected from PDVSA in the amount of US$ 10 million. Should PDVSA not settle any amount payable on this account by the due-date, exclusively in the event that such noncompliance stems from any commercial challenge or claim that such company may have with respect to billings for investments made, the Company may choose to assign the lending institution additional capital fees in an amount equivalent to that challenged, or else it may settle the payable in cash. This assignment does not release Consortium members from the obligations under the previously mentioned service agreement.

18. Balances and transactions with related companies

The outstanding balances from transactions with related companies are as follows:

The main transactions with affiliates for the six-month periods ended June 30, 2004 and 2003, are as follows:

19. Business segment and geographic consolidated information

Petrobras Participaciones's business is mainly concentrated in the energy sector, especially through its activities in oil and gas exploration and production, hydrocarbons marketing and transportation, refining, petrochemicals and electricity. According to this, the identified business segments are as follows:

a)  The Oil and Gas Exploration and Production segment is composed of Petrobras Energía’s directly held oil and gas operations.

b)  The Refining segment includes Petrobras Energía’s operations in Refinería San Lorenzo and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

c)  The Petrochemical segment includes Petrobras Energía’s operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

d)   The Hydrocarbons Marketing and Transportation segment mainly includes the sale of gas produced in Argentina and of the liquids obtained from gas processing, together with the gas and LPG brokerage service activities, and its interest in Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

e)  The Electricity segment includes Petrobras Energía´s operations in the Genelba plant and Pichi  Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Transener S.A., Enecor S.A., Yacylec S.A. and Hidroneuquén S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by Petrobras Participaciones's management:

The following information shows total assets and net sales by geographic area.

20.  Controlling Group

On October 17, 2002, Petrobras Participacoes, S.L., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”), acquired 58.6% of Petrobras Participaciones’s capital stock from the Perez Companc Family and Fundación Perez Companc.  Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

21. Subsequent events

a) Increase in the equity interest in Citelec:

On July 28, 2004, the CNDC authorized Petrobras Energía to exercise the right of first refusal on 17,406 book-entry Class A shares of common stock, representing 0.007% of Citelec’s capital stock.

Such option was exercised by Petrobras Energía within the framework of the purchase and sale of National Grid Finance BV’s interest in all Citelec’s shares performed with Dolphin Fund Management.

b) Increase in withholdings on crude oil exports:

On August 4, 2004, the Argentine Government announced that it would increase the withholding system on crude oil exports, with additional increasing withholdings in a range from 3% to 20%, depending on whether the price per barrel of crude oil varies from US$ 32 to US$ 45, with a maximum withholding of 45% when the price exceeds US$ 45.

22.  Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a)    Property, plant and equipment.

b)   Equity in affiliates

c)    Costs of sales.

d)    Foreign currency assets and liabilities.

e)    Consolidated detail of expenses incurred and depreciation.

f)     Information about ownership in subsidiaries and affiliates.

g)    Oil and gas areas and participation in joint ventures.

h)    Combined joint ventures and consortia assets, liabilities and results.

a)   Property, plant and equipment as of June 30, 2004

(Stated in millions of Argentine Pesos - See Note 2.c)

b) Equity in affiliates

(Stated in millions of Argentine Pesos - See Note 2.c)

c) Costs of sales for the six-month ended June 30, 2004 and 2003

(Stated in millions of Argentine Pesos - See Note 2.c)

d) Foreign currency assets and liabilities as of June 30, 2004 and December 31, 2003

(Stated in millions of Argentine Pesos - See Note 2.c)

US$

Millions of American Dollars

BS

Millions of Bolivares

RS

Millions of Reales

$ Bol.

Millions of Bolivian Pesos

Sol

Millions of Peruvian Soles

e) Consolidated detail of expenses incurred and depreciation for the six-month periods ended

June 30, 2004 and 2003

 (Stated in millions of Argentine Pesos - See Note 2.c)

f) Information about ownership in subsidiaries and affiliates as of June 30, 2004

g) Oil and gas areas and participation in joint ventures as of June 30, 2004

h) Combined joint ventures and consortia assets and liabilities as of June 30, 2004 and December 31, 2003 and results for the six-month periods ended June 30, 2004 and 2003.

     (Stated in millions of Argentine Pesos - See Note 2.c)

INDEPENDENT ACCOUNTANT’S REVIEW REPORT

To the Board of Directors of

Petrobras Energía Participaciones S.A.:

1.     We have reviewed the accompanying consolidated balance sheet of Petrobras Energía Participaciones S.A. (an Argentine Corporation) and its subsidiaries as of June 30, 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended. These financial statements are the responsibility of Company’s Management.

2.     We conducted our review in accordance with the standards of Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences applicable to the limited review of interim-period financial statements.  Under such standards, a limited review mainly consists in applying analytical procedures to accounting information and in making inquiries of the persons responsible for accounting and financial matters.  The scope of a limited review is substantially less than that of a financial statements audit, the purpose of which is to express an opinion on the financial statements taken as a whole.  Accordingly, we do not express such an opinion.  We believe that our review and the reports of other auditors mentioned in paragraph 4 provide us with a reasonable basis for the negative assurance included in paragraph 7 below.

3.    As further explained in note 2 to the consolidated financial statements, certain accounting practices applied by the Company conform with the accounting standards set forth by the National Securities Commission (CNV), but do not conform with U.S. generally accepted accounting principles. The effects of these differences have not been quantified by the Company.

4.     The financial statements of some related companies, used to value the interest in such companies by the equity method or to be incorporated by the proportional consolidation method with the scope stated in note 2 to the consolidated financial statements, were reviewed by other auditors, whose reports have been furnished to us, and our negative assurance set forth in paragraph 7, insofar as it relates to the amounts included for such affiliates, is based on the reports of the other auditors.  These companies are:

a)              Distrilec Inversora S.A. and Compañía de Inversiones de Energía S.A: the assets and net sales of such companies, incorporated by the proportional consolidation method, represent about 10% and 8% (in the case of Distrilec Inversora S.A.) and 17% and 8% (in the case of Compañía de Inversiones de Energía S.A.) of the respective consolidated totals as of June 30, 2004.

b)             Compañía Inversora en Transmisión Eléctrica Citelec S.A and Transportadora de Gas del Sur S.A: the interests in these affiliates represent non-current investments for about Argentine pesos 285,000,000 as of June 30, 2004, and losses for about Argentine pesos 40,000,000, included in “Equity in earnings of affiliates” line for the six-month period then ended.

5.      The reports of the other auditors mentioned in paragraph 4 on the financial statements of Compañía de Inversiones de Energía S.A, Compañía Inversora en Transmisión Eléctrica Citelec S.A. and Transportadora de Gas del Sur S.A. as of June 30, 2004, include qualifications for unresolved uncertainties as to such companies’ ability to continue as going concerns. As described in note 9 to the consolidated financial statements, such affiliates have been negatively impacted by the Argentine Government’s adoption of various economic measures, including the de-dollarization of revenue rates, the renegotiation of License and Concession contracts and the devaluation of the Argentine peso.  In addition, such affiliates have suspended the payment of their financial debt.  These circumstances raise substantial doubt about the affiliates’ ability to continue as going concerns.  The affiliates managements’ plans in regard of these matters are also described in note 9 to the consolidated financial statements.  The accompanying financial statements do not include any adjustment that might result from the outcome of these uncertainties.

6.     As described in note 3 to the consolidated financial statements, in accordance with the regulations of the CNV, the Company has not recognized the effects of the variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003, and has not discounted the nominal values of its deferred tax assets and liabilities, as required by generally accepted accounting principles in Buenos Aires City, Argentina.  The effects of such matters on the financial position as of June 30, 2004 and on the results of operations for the six-month period then ended have not been quantified by the Company.

7.     Based on our review and on the other auditors’ reports mentioned in paragraph 4, we are not aware of any material modification that should be made to the financial statements mentioned in paragraph 1 for them to be in conformity with the Argentine Business Association Law and the pertinent regulations of the CNV applicable to consolidated financial statements and, except for the matters mentioned in paragraph 6, with generally accepted accounting principles applicable to consolidated financial statements in Buenos Aires City, Argentina.  This statement must be read considering the uncertainties described in paragraph 5, the outcome of which cannot be determined as of the date of this report.

8.    Regarding the consolidated balance sheet of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2003, and the consolidated statements of income, changes in shareholders’ equity, and cash flows for the six-month period ended June 30, 2003, presented for comparative purposes, we further report that:

a)   On February 6, 2004, we issued an audit report on the consolidated financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2003, which included a scope limitation for not having audited the financial statements as of such date of the affiliates Distrilec Inversora S.A., Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A. and Transportadora de Gas del Sur S.A. The assets of these affiliates constitute about 29% of the Company’s total consolidated assets as of December 31, 2003.  Afterwards, we obtained the reports of the other auditors on such financial statements, and consequently the above mentioned scope limitation is no longer applicable.  The reports of the other auditors on the financial statements of Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A. and Transportadora de Gas del Sur S.A. as of December 31, 2003, include qualifications for unresolved uncertainties as to such companies’ ability to continue as going concerns.  The consolidated financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2003, included as comparative information in the accompanying financial statements, do not include any adjustments that might arise from the resolution of these uncertainties.  In addition, our report contains qualifications for the lack of recognition of the effects of the variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003, and for not having discounted the nominal value of its deferred tax assets and liabilities. These matters are required by generally accepted accounting principles in Buenos Aires City, Argentina, but not allowed by pertinent regulations of the CNV. We have not audited any financial statement as of any date or for any period subsequent to December 31, 2003.

b)   On August 7, 2003, we issued a limited review report on the consolidated financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries for the six-month period ended June 30, 2003, which includes a scope limitation for not having performed a limited review of the financial statements as of such date of the affiliates Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A., Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Empresa Boliviana de Refinación S.A.  The net income generated by these investments for the six-month period ended June 30, 2003, amounted to Argentine pesos 112,000,000.  Furthermore, such report included a qualification for unresolved uncertainties, which were subsequently resolved, as to the effects that certain pending Federal Government measures could have had on the affiliate Distrilec Inversora S.A.. In addition, our report contains qualifications for: (i) not having recorded in the consolidated financial statements as of June 30, 2003, the investment in the related company

Compañía de Inversiones de Energía S.A. by the proportional consolidation method, as required by generally accepted accounting principles in Buenos Aires City, Argentina, and by the pertinent regulations of the CNV and, (ii) the lack of recognition of the effects of the variations in the purchasing power of the Argentine peso from March 1 to June 30, 2003, and for not having discounted the nominal value of its deferred tax assets and liabilities, matters required by generally accepted accounting principles in Buenos Aires City, Argentina, but not allowed by pertinent regulations of the CNV. The accompanying consolidated financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries for the six-month period ended June 30, 2003, include the effects of having included the result of the affiliate Compañía de Inversiones de Energía S.A. by the proportional consolidation method.

Buenos Aires,

       August 6, 2004

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. Vol. 1 F° 13 ENRIQUE C. GROTZ Partner CPA, Buenos Aires University C.P.C.E.C.A.B.A. Vol. 136 F° 149

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 08/11/2004

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

-#-